                                                Filed Pursuant to Rule 424(b)(4)
                                                File No. 333-106547

PROSPECTUS SUPPLEMENT
(To prospectus dated November 5, 2003)
                                2,000,000 SHARES
                                 NYMAGIC, INC.
                                  Common Stock
                             ---------------------
     This prospectus supplement relates to the offer and sale of 2,000,000 shares of our common stock by the selling shareholders who are identified in this prospectus supplement under the heading "Selling Shareholders." We will not receive any proceeds from the sale of common stock by the selling shareholders.

     The common stock is traded and quoted on the New York Stock Exchange under the symbol "NYM." On December 11, 2003, the last sale price of the common stock, as reported on the New York Stock Exchange Composite Tape, was $24.62 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE ACCOMPANYING PROSPECTUS.
                             ---------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price of common stock.......................   $24.650    $49,300,000
Underwriting discount.......................................   $ 1.356    $ 2,712,000
Proceeds (before expenses) to the selling shareholders......   $23.294    $46,588,000

     One of the selling shareholders has granted the underwriters a 30-day option (from the date of this prospectus supplement) to purchase up to an additional 150,000 shares of common stock from that selling shareholder at the public offering price, less the underwriting discount, to cover over-allotments, if any.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters expect to deliver the shares of common stock to purchasers on or about December 17, 2003.

                             ---------------------

KEEFE, BRUYETTE & WOODS, INC.
                            FRIEDMAN BILLINGS RAMSEY
                                                   FERRIS, BAKER WATTS
                                                           Incorporated
                             ---------------------

          The date of this prospectus supplement is December 11, 2003.

     You should carefully read this prospectus supplement and the prospectus delivered with this prospectus supplement. You should only rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are making, nor will make, an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the dates on their respective covers and you should assume that the information contained in any document incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.

     Unless the context otherwise requires, references in this prospectus supplement to "NYMAGIC" and the "Company" refer to NYMAGIC, INC. and its subsidiaries, collectively. References to "we," "us" and "our" refer to the Company, not the selling shareholders. References to the "common stock" refer to NYMAGIC's common stock, par value $1.00 per share.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
About This Prospectus Supplement............................   S-3
Prospectus Supplement Summary...............................   S-4
Cautionary Note Regarding Forward-Looking Statements........   S-8
Use of Proceeds.............................................   S-9
Selling Shareholders........................................   S-9
Certain United States Federal Tax Consequences to Non-U.S.
  Holders...................................................  S-11
Underwriting................................................  S-13
Legal Matters...............................................  S-15

                            PROSPECTUS
About This Prospectus.......................................     2
NYMAGIC, INC. ..............................................     3
Risk Factors................................................     8
Cautionary Note Regarding Forward-Looking Statements........    19
Use of Proceeds.............................................    20
Voting Agreement............................................    20
Mariner Investment Management Arrangement...................    24
Selling Shareholders........................................    26
Plan of Distribution........................................    28
Experts.....................................................    30
Legal Matters...............................................    30
Where You Can Find More Information.........................    30

                             ---------------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In addition, we incorporate important information into this prospectus supplement and the accompanying prospectus by reference. You may obtain the information incorporated by reference into this prospectus supplement and the accompanying prospectus without charge by following the instructions under "Where You Can Find More Information" beginning on page 30 of the accompanying prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus dated November 5, 2003. This prospectus supplement summary highlights important information about the Company and this offering. This summary does not contain all of the information that may be important to you in connection with your decision to invest in our common stock. You should read the entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference before making an investment decision. See "Cautionary Note Regarding Forward-Looking Statements" in this prospectus supplement and the accompanying prospectus for information relating to statements contained in this prospectus supplement and in the accompanying prospectus that are not historical facts.

                                 NYMAGIC, INC.

OVERVIEW

     We are an insurance holding company focusing on specialty property and casualty insurance products primarily in the ocean marine area, with particular focus on ocean marine liability. For the year ended December 31, 2002 and the nine months ended September 30, 2003, our net earned premium was $113.5 million and $69.9 million, respectively. For the same periods, our net income was $28.7 million, or $3.08 per diluted share, and $12.8 million, or $1.31 per diluted share, respectively. At September 30, 2003, we had total shareholders' equity of $240.1 million.

RECENT DEVELOPMENTS

THIRD QUARTER RESULTS

     On November 7, 2003, we announced our financial results for the three- and nine-month periods ended September 30, 2003. The following discussion summarizes the highlights of those results. You should read the following financial information in conjunction with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, including the consolidated financial statements and the accompanying notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

     Net income for the nine months ended September 30, 2003 totaled $12.8 million, or $1.31 per diluted share, compared with $8.1 million, or $.88 per diluted share, for the nine months ended September 30, 2002. Increases in net income resulted primarily from increases in net investment income and premiums earned in the Company's core segments of business.

     Total assets increased to $851.4 million as of September 30, 2003 from $824.0 million as of December 31, 2002. Cash, total investments and receivables for securities sold increased by $75.7 million from $430.5 million at December 31, 2002 to $506.2 million at September 30, 2003. Reinsurance receivables on paid and unpaid losses, net decreased to $287.0 million as of September 30, 2003 from $326.4 million as of December 31, 2002 due mainly to collections of reinsurance receivables on paid losses and the commutation of certain receivables. Shareholders' equity increased from $221.0 million as of December 31, 2002 to $240.1 million as of September 30, 2003.

     Gross premiums written, net premiums written and net premiums earned for the nine months ended September 30, 2003 each declined by 18% when compared to the same period of 2002 as a result of the Company's previously announced decisions to cease writing aircraft business and to withdraw from operations in London. However, gross premiums written, net premiums written and net premiums earned from the Company's core segments (ocean marine, inland marine/fire and other liability) increased by 11%, 6% and 40%, respectively, in the first nine months of 2003 over the same period of 2002.

     For the nine months ended September 30, 2003, the Company's loss ratio (defined as net losses and loss adjustment expenses incurred as a percentage of net premiums earned) was 57.6% compared to 63.9% for the same period of 2002. The Company recorded lower loss ratios in 2003 for both the ocean marine and other liability lines of business, which largely reflected the beneficial impact of increased rates in those lines of business and the absence of any catastrophe losses.

     During the first nine months of 2003, there were no significant changes reported in the development of the prior year's net loss reserves. The comparable period of 2002 was affected by net adverse development of $4.5 million resulting from reserves for uncollectible reinsurance.

     Policy acquisition costs as a percentage of net premiums earned were 19.2% for the nine months ended September 30, 2003 as compared with 15.9% for the same period in 2002. Premiums earned in the first nine months of the prior year reflected larger amounts of aircraft premiums, which have a lower acquisition cost ratio than other lines of business. A large part of the aircraft premium written in 2002 reflected premium surcharges for terrorism coverage, which were recorded with a nominal processing charge.

     General and administrative expenses decreased by 5% to $14.2 million for the nine months ended September 30, 2003 from $15.0 million for the same period of the prior year. The prior year's amount included $1.5 million in charges resulting from the reorganization of the Company's management structure and consisted primarily of severance payments to three of the Company's former executive officers. All expenses related to the reorganization were paid prior to June 30, 2003. Increases in expenses for 2003 were partly attributable to the Company's new lease for its principal office space.

     Since June 30, 2003, we have reallocated our investment portfolio, in accordance with our previously announced policy, to decrease our reliance on short-term United States government-backed securities and to increase our investments in other fixed income securities and hedge funds. Net investment income for the nine months ended September 30, 2003 increased by 30% to $15.3 million from $11.8 million in the same period of the prior year. The increase in the first nine months of 2003 reflects income derived from trading portfolio activities partially offset by a lower investment yield on the investment portfolio in 2003 as a result of a larger position held by the Company in short-term investments. Income derived from limited partnership hedge fund investments approximated $4.9 million for the nine months ended September 30, 2003. The equity method of accounting is used to account for the Company's limited partnership hedge fund investments. Under the equity method, the Company records all changes in the underlying value of the limited partnership hedge fund to results of operations. The Company started to invest in hedge funds in the fourth quarter of 2002. As of September 30, 2003, the Company's investments in limited partnership hedge funds amounted to approximately $83.2 million.

     Net realized investment gains were $532,000 for the nine months ended September 30, 2003 as compared to net realized investment losses of $3.9 million for the same period of 2002. The sale of equity securities contributed to realized investment losses during the first nine months of 2002. Write-downs from other than temporary declines in the fair value of securities amounted to zero and $1.5 million for the nine months ended September 30, 2003 and 2002, respectively.

     Book value per share was $24.34 as of September 30, 2003.

LITIGATION

     The Company previously entered into reinsurance contracts with a reinsurer that is now in liquidation. On October 23, 2003, the Company was served with a Notice to Defend and a Complaint by the Insurance Commissioner of the Commonwealth of Pennsylvania, who is the liquidator of this reinsurer, alleging that approximately $3 million in reinsurance claims paid to the Company in 2000 and 2001 by the reinsurer are voidable preferences and are therefore subject to recovery by the liquidator. The Company has filed the Preliminary Objections of Defendant Mutual Marine Office, Inc. to Plaintiff's Complaint denying that the payments are voidable preferences and asserting affirmative defenses. No trial date has been set for this matter, but we intend to defend ourselves vigorously in connection with this lawsuit. The Company believes it has strong defenses against these claims; however, there can be no assurance as to the outcome of this litigation.

                                  THE OFFERING

Common stock offered by
selling shareholders..........   2,000,000 shares (excluding the 150,000 share
                                 over-allotment option)

Common stock outstanding
before and after this
offering......................   9,709,998

Use of proceeds...............   NYMAGIC will not receive any of the proceeds
                                 from this offering.

Risk factors..................   Prior to making an investment decision, you
                                 should review the risks associated with
                                 investing in our common stock discussed in the "Risk Factors" section beginning on page 8 of the accompanying prospectus.

New York Stock Exchange
symbol........................   NYM

     All of the shares of common stock in this offering are being sold by selling shareholders. Information regarding the number of shares of common stock outstanding is as of December 9, 2003.

     As of December 9, 2003, the selling shareholders held approximately 54.16% of our outstanding common stock. After giving effect to this offering, assuming no exercise of the over-allotment option, the selling shareholders would have held approximately 33.57% of our outstanding common stock as of that date. See the "Selling Shareholders" section on page S-9.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table provides a summary of historical consolidated financial and operating data of NYMAGIC as of the dates and for the periods indicated. In conjunction with this summary and in order to more fully understand our historical consolidated financial and operating data, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

     We derived our summary historical consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2002, 2001 and 2000 from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. We derived our summary historical consolidated financial data as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. In the opinion of our management, the unaudited consolidated financial data presented in the tables below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated. The results of operations for past financial position and results of operations are as of the dates and for the periods indicated.

                                              NINE MONTHS
                                                 ENDED
                                             SEPTEMBER 30,    YEAR ENDED DECEMBER 31,
                                            ---------------   ------------------------
                                             2003     2002     2002     2001     2000
                                            ------   ------   ------   ------   ------
                                              (UNAUDITED)
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING DATA
Revenues:
Net premiums earned.......................  $ 69.9   $ 85.0   $113.5   $ 84.6   $ 75.4
Net investment income.....................    15.3     11.8     15.8     17.4     18.1
Commission income.........................     0.1      0.1      1.5      3.3      0.9
Net realized investment gains (losses)....     0.5     (3.9)     8.5      2.9      5.2
Other income..............................     1.7      1.3      0.1      0.3      1.1
                                            ------   ------   ------   ------   ------
Total revenues............................    87.5     94.3    139.4    108.5    100.7
Expenses:
Net losses and loss adjustment expenses
  inc. ...................................    40.3     54.3     73.3     87.9     68.1
Policy acquisition expenses...............    13.4     13.5     18.9     16.1     18.2
General and administrative expenses.......    14.2     14.6     18.4     16.9     19.4
Interest expense..........................      --      0.4      0.6      0.4      0.7
                                            ------   ------   ------   ------   ------
Total expenses............................    67.9     82.8    111.2    121.3    106.4
Total tax expense (benefit)...............     6.8      3.4     (0.5)     0.3     (0.2)
                                            ------   ------   ------   ------   ------
Net income (loss).........................  $ 12.8   $  8.1   $ 28.7   $(13.1)  $ (5.5)
PER SHARE DATA
Basic earnings (loss) per share...........  $ 1.33   $ 0.88   $ 3.09   $(1.42)  $(0.60)
Diluted earnings (loss) per share.........    1.31     0.88     3.08    (1.42)   (0.60)
Dividends declared per share..............    0.18       --       --     0.30     0.40
Book value per share......................   24.34    22.63    23.54    21.46    23.62
BALANCE SHEET DATA (AS OF END OF PERIOD)
Total cash, investments and receivables
  for securities sold.....................  $506.2   $425.0   $430.5   $369.1   $371.8
Reinsurance receivables on paid and unpaid
  losses, net.............................   286.9    340.7    326.4    361.7    248.1
Total assets..............................   851.4    850.5    824.0    857.0    720.3
Unpaid losses and loss adjustment
  expenses................................   524.3    522.2    516.0    534.2    411.3
Notes payable.............................      --     11.2      6.2      7.9      7.5
Total shareholders' equity................   240.1    209.9    221.0    199.3    216.3

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement or the accompanying prospectus may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "intend," "project," "forecasts," "goals," "could have," "may have" and similar expressions. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions, which we describe in more detail elsewhere herein and in other documents filed by us with the SEC, including among other things the following:

     - the cyclical nature of the insurance and reinsurance industry,

     - premium rates,

     - investment results,

     - the estimation of loss reserves and loss reserve development,

     - uncertainties associated with asbestos and environmental claims, including difficulties with assessing latent injuries and the impact of litigation, settlements, bankruptcies and potential legislation,

     - the uncertainty surrounding the loss amounts related to the attacks of September 11, 2001,

     - the occurrence and effects of wars and acts of terrorism,

     - net loss retention,

     - the effect of competition,

     - the ability to collect reinsurance receivables and the timing of such collections,

     - the availability and cost of reinsurance,

     - the ability to pay dividends,

     - regulatory changes,

     - changes in any ratings assigned to the Company or its subsidiaries by rating agencies,

     - failure to retain key personnel and the possibility that our relationship with Mariner Partners, Inc. could terminate or change, and

     - the fact that ownership of our common stock is consolidated among a few major shareholders, and is subject to the voting agreement described in the accompanying prospectus.

     These factors and the risk factors and forward-looking statements referred to under "Risk Factors" in the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus could cause actual results or outcomes to differ materially from our expectations. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors, if any, will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary note.

                                USE OF PROCEEDS

     NYMAGIC will not receive any of the proceeds from the sale of common stock by the selling shareholders. Because NYMAGIC is not selling any shares of our common stock pursuant to this offering, this offering does not dilute our currently outstanding common stock.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of common stock owned by each selling shareholder as of December 9, 2003, the number of shares of common stock being offered pursuant to this prospectus supplement for such selling shareholder's account (assuming no exercise of the underwriters' over-allotment option) and the number of shares of common stock and, based on the number of shares of common stock owned as of December 9, 2003, the percentage of the outstanding shares of common stock that will be owned by such selling shareholder if all of the shares of common stock being offered pursuant to this prospectus supplement by that shareholder are sold (assuming no exercise of the underwriters' over-allotment option). The table includes shares of common stock that are issuable pursuant to options that are exercisable within 60 days of December 9, 2003. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder.

                                                                   SHARES OF COMMON STOCK
                                           SHARES OF   NUMBER OF     TO BE OWNED AFTER
                                            COMMON      SHARES          OFFERING(1)
                                             STOCK       BEING     ----------------------
NAME OF SELLING SHAREHOLDER                  OWNED      OFFERED     NUMBER     PERCENTAGE
---------------------------                ---------   ---------   ---------   ----------
Mark W. Blackman(2)......................  1,724,530     750,000     974,530       10.03%
Blackman Investments, LLC(3).............  1,720,030     750,000     970,030        9.99%
Louise B. Tollefson 2000 Florida
  Intangible Tax Trust dated
  12/12/00(4)(5).........................  1,080,667      70,000   1,010,667       10.41%(6)
Louise B. Blackman Tollefson Family
  Foundation dated 3/24/98(4)............    133,401     130,000       3,401           *
Louise B. Tollefson Charitable Lead
  Annuity Trust dated 3/30/00(4).........    309,450     160,000     149,450        1.54%
Bennett H. Tollefson Charitable Lead
  Unitrust dated 3/30/00(4)..............    291,093     140,000     151,093        1.56%
                                           ---------   ---------   ---------    --------
  Total..................................  5,259,171   2,000,000   3,259,171       33.57%
                                           =========   =========   =========    ========

---------------

* indicates less than 1%

(1) The share amounts shown in this column assume that all shares being offered by a selling shareholder pursuant to this prospectus supplement are sold, excluding shares sold pursuant to the full exercise of the underwriters' over-allotment option, and that no other shares owned by that selling shareholder are sold. The percentages are calculated based on 9,709,998 shares of NYMAGIC common stock outstanding as of December 9, 2003.

(2) Mark W. Blackman has been a director of NYMAGIC, or a predecessor company, since 1979 and employee of NYMAGIC, or a predecessor company, from 1977-1998 and since June 2002. He is currently the Chief Underwriting Officer of NYMAGIC. He is the brother of John N. Blackman, Jr. and a son of Louise B. Tollefson. Mark W. Blackman is a party to the voting agreement described in the accompanying prospectus. Of the 1,724,530 common shares listed for Mark
    W. Blackman, 5,000 of those shares are issuable pursuant to options that are exercisable within 60 days of December 9, 2003. In addition, trusts for the benefit of Mark W. Blackman's children own 160,000 shares of common stock and Mr. Blackman's spouse owns 100,000 shares. If those shares were deemed included as shares collectively owned with Mark W. Blackman, the information for this selling shareholder in this chart would be as follows:

                                      SHARES OF COMMON STOCK TO BE
                                          OWNED AFTER OFFERING
SHARES OF COMMON   NUMBER OF SHARES   ----------------------------
  STOCK OWNED       BEING OFFERED        NUMBER       PERCENTAGE
----------------   ----------------   ------------   -------------
   1,984,530           750,000         1,234,530         12.71%

(3) John N. Blackman, Jr., a member and co-manager of Blackman Investments, LLC, has been a director of NYMAGIC, or a predecessor company, since 1975 and was employed by NYMAGIC, or a predecessor company, from 1973-1998. He is the brother of Mark W. Blackman and a son of Louise B. Tollefson. John N. Blackman, Jr. owns options to purchase 2,500 shares of common stock that are exercisable within 60 days of December 9, 2003 and is also a co-trustee of the Blackman Charitable Remainder Trust, which owns 100,000 shares of common stock. If these shares were deemed included as shares owned by this selling shareholder, the percent of common stock owned by this selling shareholder set forth in the last column would be 11.04%. Blackman Investments, LLC is a party to the voting agreement. John N. Blackman, Jr. is a party to the voting agreement, as trustee of the Blackman Charitable Remainder Trust, and his wife, Kathleen Blackman, is also a party to the voting agreement, as co-trustee of the Blackman Charitable Remainder Trust.

(4) Robert G. Simses is a trustee of the trusts and foundation listed as selling shareholders. Mr. Simses is a party to the voting agreement, as trustee of those trusts and that foundation. Mr. Simses has been a director of NYMAGIC since 2001. Louise B. Tollefson owns 5,262 shares of common stock in her individual capacity. If those shares were deemed included as shares owned collectively with the shares owned by the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00, the Louise B. Blackman Tollefson Family Foundation dated 3/24/98, the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00, the information for this selling shareholder in this chart would be as follows (assuming no exercise of the over-allotment option):

                                      SHARES OF COMMON STOCK TO BE
                                          OWNED AFTER OFFERING
SHARES OF COMMON   NUMBER OF SHARES   ----------------------------
  STOCK OWNED       BEING OFFERED        NUMBER       PERCENTAGE
----------------   ----------------   ------------   -------------
   1,819,873           500,000         1,319,873         13.59%

    Louise B. Tollefson was a director of NYMAGIC from 1986 to 2001. She is the mother of Mark W. Blackman and John N. Blackman, Jr.

(5) An additional 150,000 shares of common stock owned by the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00 are subject to the over-allotment option granted to the underwriters.

(6) If the shares of common stock subject to the over-allotment option are sold, the number of shares owned by the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00 after the offering would be 860,667 and the percentage in this chart would be 8.86%.

       CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

     This section describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-United States holder. When we refer to a non-United States holder, we mean a beneficial owner of our common stock that, for United States federal income tax purposes, is other than:

     - a citizen or resident of the United States;

     - a corporation (including for this purpose any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust that is subject to the primary supervision of a United States court and to the control of one or more United States persons, or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for United States federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special United States tax documentation requirements.

     This section does not consider the specific facts and circumstances that may be relevant to a particular non-United States holder and does not address the treatment of a non-United States holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     Except as described below, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate (and you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form).

     If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form. Instead, "effectively connected" dividends are taxed at rates applicable to United States citizens. If you are a corporate non-United States holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

GAIN ON DISPOSITION OF COMMON STOCK

     If you are a non-United States holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

     - you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

     - such gain is effectively connected with your conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by you; or

     - we are or have been a "United States real property holding corporation" for United States federal income tax purposes and, assuming that our common stock is deemed to be "regularly traded on an established securities market," you held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

FEDERAL ESTATE TAXES

     If our common stock is held by a non-United States holder at the time of death, such stock will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding and information reporting requirements will not apply to dividends paid on common stock to a non-United States holder, provided the non-United States holder provides a valid Internal Revenue Service Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker.

     However, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

     - a United States person,

     - a controlled foreign corporation for United States tax purposes,

     - a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

     - a foreign partnership, if at any time during its tax year one or more of its partners are "United States persons", as defined in United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business, unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a United States person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among us, the selling shareholders and the underwriters, for whom Keefe, Bruyette & Woods, Inc., Friedman, Billings, Ramsey & Co., Inc. and Ferris, Baker Watts, Incorporated are acting as representatives, the underwriters named below have severally agreed to purchase from the selling shareholders and the selling shareholders have severally agreed to sell to the underwriters, an aggregate of 2,000,000 shares of common stock in the amounts set forth below opposite their respective names.

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  -----------
Keefe, Bruyette & Woods, Inc. ..............................    1,400,000
Friedman, Billings, Ramsey & Co., Inc. .....................      400,000
Ferris, Baker Watts, Incorporated...........................      200,000
                                                              -----------
  Total:....................................................    2,000,000
                                                              ===========

     Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus supplement, if any are taken. However, the underwriters are not required to take or pay for shares covered by the underwriters' over-allotment described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the underwriters' obligations are subject to approval of certain legal matters by their counsel and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers' certificates, legal opinions and comfort letters. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

     The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to selected securities dealers (that may include the underwriters) at that price less a concession not in excess of $0.814 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and other selling terms. After the offering, the offering price and other selling terms may from time to time be changed by the underwriters. We expect the shares of common stock will be ready for delivery on or about December 17, 2003.

     One of the selling shareholders has granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to 150,000 additional shares solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares at the price set forth on the cover page of this prospectus supplement and in approximately the same proportion allocated to them in the table above.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise of the over-allotment option.

                                                    PER SHARE     WITHOUT OPTION     WITH OPTION
                                                    ---------     --------------     -----------
Public offering price............................    $24.650       $49,300,000       $52,997,500
Underwriting discount............................    $ 1.356       $ 2,712,000       $ 2,915,400
Proceeds (before expenses) to the selling
  shareholders...................................    $23.294       $46,588,000       $50,082,100

     The expenses of the offering, not including the underwriting discount, are estimated at approximately $100,000 and are payable by NYMAGIC.

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after the offering, such as the following:

     - The underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

     - The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option; and

     - The underwriters may stabilize or maintain the price of the common stock by bidding.

     The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Each of the underwriters has represented and agreed that:

     - other than in connection with the offering, it has not offered or sold and, during the period ending six months after the closing date, it will not offer or sell any shares of our common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their business, or otherwise, in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

     - it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000, which we refer to as the FSMA, received by it in connection with the issue or sale of any shares of our common stock in circumstances in which section 21(1) of the FSMA does not apply to us; and

     - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

     We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in connection with those liabilities.

     We and our executive officers, directors and certain other shareholders and optionholders, including the selling shareholders, have agreed not to sell or transfer any shares of our common stock during the period ending 180 days after the date of this prospectus supplement without the prior written consent of Keefe, Bruyette & Woods, Inc. Specifically, we, the selling shareholders and those other parties have agreed, subject to certain exceptions, not to, directly or indirectly:

     - offer, sell, offer to sell, contract to sell, hedge, pledge, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of our common stock or any other securities convertible into, or exercisable or exchangeable for, shares of our common stock, whether now owned or hereafter acquired by the person executing the agreement or with respect to which the person executing the agreement has or hereafter acquires the power of disposition, or file any registration statement with respect to such securities; or

     - enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock,

whether any such swap or transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate Internet distributions to underwriters that may make Internet distributions on the same basis as other allocations.

     Some of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financial advisory services for us in the ordinary course of business and have in the past received, and may in the future receive, customary fees from us for these services.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock will be passed upon for the Company by Paul J. Hart, Esq., General Counsel of the Company. Mr. Hart holds options to purchase 16,000 shares of the Company's common stock. Certain other legal matters relating to the offering will be passed upon for the Company by Mayer, Brown, Rowe & Maw LLP. Certain other legal matters relating to the offering will be passed upon for the selling shareholders by their respective legal counsel, including Finn Dixon & Herling LLP. Certain legal matters relating to the offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP.

PROSPECTUS

                                 NYMAGIC, INC.
                                  COMMON STOCK
                             ---------------------
     This prospectus relates to the offer and sale from time to time of 4,950,000 shares of our common stock by the selling shareholders who are identified in this prospectus under the heading "Selling Shareholders." We will not receive any proceeds from the sale of common stock by the selling shareholders.

     Each of the selling shareholders may offer the shares from time to time and in any of several different ways, including:

     - through brokers or other agents;

     - to underwriters or dealers on a "firm commitment" or "best efforts" basis;

     - directly to one or more purchasers;

     - by a combination of these methods of sale; and

     - in any other lawful manner.

     See "Plan of Distribution" for a further description of how generally selling shareholders may dispose of the shares covered by this prospectus.

     The selling shareholders may sell their shares at whatever prices are current at the time of a sale or at other prices to which they agree.

     Our common stock is traded and quoted on the New York Stock Exchange under the symbol "NYM." On October 29, 2003, the last sale price of the common stock, as reported on the New York Stock Exchange Composite Tape, was $24.10 per share. The address of our principal executive offices is 919 Third Avenue, 10th Floor, New York, New York 10022, and our telephone number is (212) 551-0600.

     THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF COMMON STOCK.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November 5, 2003.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
About This Prospectus.......................................     2
NYMAGIC, INC. ..............................................     3
Risk Factors................................................     8
Cautionary Note Regarding Forward-Looking Statements........    19
Use of Proceeds.............................................    20
Voting Agreement............................................    20
Mariner Investment Management Arrangement...................    24
Selling Shareholders........................................    26
Plan of Distribution........................................    28
Experts.....................................................    30
Legal Matters...............................................    30
Where You Can Find More Information.........................    30

                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are making, nor will make, an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is accurate only as of the dates on their respective covers and you should assume the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.

     Unless the context otherwise requires, references in this prospectus to "NYMAGIC" and the "Company" refer to NYMAGIC, INC. and its subsidiaries, collectively. References to "we," "us" and "our" refer to the Company, not the selling shareholders. References to the "common stock" refer to NYMAGIC's common stock, par value $1.00 per share.

     Certain persons participating in the offering made hereby may, to the extent that the offering involves a firm commitment underwriting, engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including over-allotment, stabilizing and short-covering transactions in the common stock and the imposition of a penalty bid, in connection with the offering made hereby.

                                 NYMAGIC, INC.

OVERVIEW

     We are an insurance holding company focusing on specialty property and casualty insurance products primarily in the ocean marine area, with particular focus on ocean marine liability. For the year ended December 31, 2002 and the six months ended June 30, 2003, our net earned premium was $113.5 million and $48.6 million, respectively. For the same periods, our net income was $28.7 million, or $3.08 per diluted share, and $5.9 million, or $0.60 per diluted share, respectively. At June 30, 2003, we had total shareholders' equity of $234.1 million.

OUR BUSINESS

     We specialize in underwriting ocean marine, inland marine and other liability insurance through insurance pools managed by our three insurance underwriters and managers: Mutual Marine Office, Inc., which we refer to as MMO; Pacific Mutual Marine Office, Inc., which we refer to as PMMO; and Mutual Marine Office of the Midwest, Inc., which we refer to as Midwest. MMO, located in New York, PMMO, located in San Francisco, and Midwest, located in Chicago, are collectively referred to as the Managers.

     We accept risks underwritten by the Managers through our wholly-owned insurance subsidiaries, New York Marine and General Insurance Company, which we refer to as New York Marine, and Gotham Insurance Company, which we refer to as Gotham. New York Marine is licensed to engage in the insurance business in all states. Gotham is licensed to engage in the insurance business in New York and is permitted to write excess and surplus lines insurance on a non-admitted basis in all of the states except Arkansas, Massachusetts, Nevada, New Hampshire and Vermont. We have also participated in the Lloyd's of London market, through MMO UK, Ltd., a corporate member of Lloyd's of London, which we refer to as MMO UK. We initiated a withdrawal from our London operations in 2001 and MMO UK has not provided any underwriting capacity since 2002.

     New York Marine and Gotham each currently hold a financial strength rating of A ("Excellent") from A.M. Best Company. This is the third highest of fifteen rating levels in A.M. Best's classification system. Lloyd's is currently rated A- ("Excellent"), which is the fourth highest rating level in A.M. Best's classification system. MMO UK, as a corporate member of Lloyd's, is not separately rated. Many of our insureds rely on ratings issued by rating agencies. Any adverse change in the rating assigned to New York Marine and Gotham by a rating agency could adversely impact our ability to write premiums. MMO UK has not provided capacity, which is the ability to underwrite a certain amount of business, to any Lloyd's syndicate since 2002.

     The Managers accept, on behalf of the pools, insurance risks brought to the pools by brokers and others. All premiums, losses and expenses are pro-rated among the pool members in accordance with their percentage participations in the pools. Originally, the members of the pools were insurance companies that were not affiliated with the Managers. Several years later, New York Marine and Gotham joined the pools. Over the years, New York Marine and Gotham steadily increased their participation in the pools, while the unaffiliated insurance companies reduced their participation or withdrew from the pools entirely. Currently, the only pool members are New York Marine and Gotham, who together write 100% of all of the business produced by the pools.

     Pursuant to the pool management agreements, the pool members have agreed not to accept ocean marine insurance, other than ocean marine reinsurance, unless received through the Managers and have authorized the Managers to accept risks on behalf of the pool members and to effect all transactions in connection with such risks, including the issuance of policies and endorsements and the adjustment of claims. As compensation for its services, the Managers receive a fee of 5.5% of gross premiums written by the pools and a contingent commission of 10% on net underwriting profits, subject to adjustment.

     The Managers also receive profit commissions on pool business ceded to reinsurers under various reinsurance agreements. A reinsurance transaction takes place when an insurance company transfers

(cedes) a portion or all of its liability on insurance written by it to another insurer. The reinsurer assumes the liability in return for a portion or all of the premium. Generally, the Managers place reinsurance with companies which have an A.M. Best rating of A- ("Excellent") or greater or which have sufficient financial strength, in management's opinion, to warrant being used for reinsurance protections.

     In general, reinsurance is obtained for each line of business when necessary to reduce our exposure to a maximum of $2 million for any one insured or any one occurrence. We can and do, from time to time, retain liability in excess of $2 million for any one insured or any one occurrence. Such instances, when they occur, generally reflect a business decision regarding the cost and/or the availability of reinsurance. During the past two years, there have been three instances in which the Company's net loss retention has exceeded $2 million. For 2002, the Company's net retention per loss in the ocean marine line was limited to $2 million per risk, but some losses could aggregate resulting in a net retention of $3 million, and one such aggregation did result in a net retention of $3 million to the Company. In August 2003, the Company entered into a program in which it may underwrite cargo insurance with retained liability of up to $2.5 million for any one insured or any one occurrence, but the Company has not experienced any losses on this program in excess of $2 million to date. In the final year in which the Company wrote aviation insurance, April 1, 2001 to April 1, 2002, the Company wrote some policies with a net loss retention of up to $3 million for any one aircraft or any one occurrence. However, the Company did not experience any losses for which it was required to retain losses in excess of $2 million.

     Profit commissions on business ceded to reinsurers are calculated on an earned premium basis using inception to date underwriting results for the various reinsurance treaties and are recorded in the period in which the related profit commission is billed. Adjustments to commissions, resulting from revisions in coverage, retroactive premium or audit adjustments, are recorded in the period when realized. Subject to review by the reinsurers, the Managers calculate the profitability of all profit commission agreements placed with various reinsurance companies.

     Assets and liabilities resulting from the insurance pools are allocated to the members of the insurance pools based upon the pro rata participation of each member in each pool which is set forth in the management agreement entered into by and between the pool participants and the Managers.

     Two former pool members, Utica Mutual Insurance Company and Arkwright Mutual Insurance Company, which is currently part of the FM Global Group, withdrew from the pools in 1994 and 1996, respectively, and retained liability for their effective pool participation for all loss reserves, including losses incurred but not reported and unearned premium reserves attributable to policies effective prior to their withdrawal from the pools.

     As reported in our annual report on Form 10-K for the year ended December 31, 2002, we were in arbitration with Utica Mutual regarding its obligation to fund losses relating to its participation in the pools. On May 28, 2003, the arbitration procedure was completed and Utica Mutual was ordered to pay MMO approximately $7.8 million, which represented Utica Mutual's funding requirement to the pools and had no impact on the Company's results of operations. In addition, we were awarded interest of approximately $1 million on a pre-tax basis. Following the award, these amounts were paid in full. This award confirmed that, as a pool member, Utica Mutual is required to fund gross losses paid by MMO, acting as managing agent.

     We are not aware of any facts that could result in any possible defaults by either Arkwright Mutual or Utica Mutual with respect to their pool obligations, which might impact our liquidity or results of operations, but there can be no assurance that such events will not occur in the future.

LINES OF BUSINESS

     Our core line of business is ocean marine insurance. Ocean marine insurance is written on a direct and assumed reinsurance basis and covers a broad range of classes as follows:

     - Hull and Machinery Insurance: Provides coverage for loss of or damage to commercial watercraft.

     - Cargo Insurance: Provides coverage for loss of or damage to goods in transit.

     - Hull and Machinery War Risk Insurance: Provides coverage for loss of or damage to commercial vessels as a result of war, strikes, riots, and civil commotions.

     - Cargo War Risk Insurance: Provides coverage for loss of or damage to goods in transit as a result of war, which can be extended to include strikes, riots and civil commotions.

     - Protection and Indemnity: Provides primary and excess coverage for liabilities arising out of the operation of owned watercraft, including liability to crew and cargo.

     - Charters' Legal Liability: Provides coverage for liabilities arising out of the operation of leased or chartered watercraft.

     - Shoreline Marine Liability Exposures: Provides coverage for ship builders, ship repairers, wharf owners, stevedores and terminal operators for liabilities arising out of their operations.

     - Marine Contractor's Liability: Provides coverage for liabilities arising out of onshore and offshore services provided to the marine and energy industries.

     - Maritime Employers Liability (Jones Act): Provides coverage for claims arising out of injuries to employees associated with maritime trades who may fall under the Jones Act.

     - Marine Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for marine insureds.

     - Onshore and Offshore Oil and Gas Exploration and Production
       Exposures: Provides coverage for physical damage to drilling rigs and platforms, associated liabilities and control of well exposures.

     - Energy Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for exploration and production facilities.

     We also write inland marine/fire insurance which traditionally includes property while being transported, or property of a movable, or "floating" nature. Inland marine, among other things, includes insurance for motor truck cargo and transit shipments, equipment floaters and miscellaneous property floaters. Inland marine also includes excess and surplus lines property coverage on unique or hard to place commercial property risks that do not fit into standard commercial lines coverages. Excess and surplus lines property risks are written primarily through Gotham.

     In addition, we write other or non-marine liability insurance on a direct and assumed reinsurance basis. This includes, among other things, coverage for manufacturers and contractors risks, building owners and commercial stores, products liability exposures, miscellaneous errors and omissions/professional liabilities, including coverage to professional consultants, professional service providers and testing labs and other casualty excess and surplus line risks written primarily through Gotham.

     For the year ended December 31, 2002 and for the six months ended June 30, 2003, the Company had gross ocean marine premiums of $89.2 million and $48.7 million, representing 59% and 73% of total gross premiums, respectively. Within ocean marine, ocean liability is the largest coverage representing 36% and 42% of total gross ocean marine premiums for the periods ended December 31, 2002 and June 30, 2003, respectively.

     We ceased writing any new policies covering aircraft risks as of March 31, 2002. We decided to exit the commercial aviation insurance business because it is highly competitive and had generated underwriting losses for most years during the 1990s and because it is highly dependent on the purchase of substantial amounts of reinsurance, which became increasingly expensive after the events of September 11, 2001.

     In 1997, we formed MMO EU as a holding company for MMO UK, which operated as a limited liability corporate vehicle to provide capacity, or the ability to underwrite a certain amount of business, for syndicates at Lloyd's. Lloyd's consists of a number of syndicates whose purpose is to serve as risk taking entities. Syndicates maintain a certain amount of capacity, which is the ability to write premiums, depending upon the level of capital provided by the syndicate's investors. This capacity is then allocated to investors in the syndicate based upon their ratio of capital provided to the syndicate. In 1997, we acquired ownership of a

Lloyd's managing agency, which was subsequently renamed MMO Underwriting Agency, Ltd. MMO Underwriting Agency Ltd. commenced underwriting in 1998 for our wholly-owned subsidiary MMO UK, which in 2001, its last active year of underwriting, provided 100%, or $29.8 million, of the capacity for Lloyd's Syndicate 1265, which primarily writes marine insurance. In 2000, we sold MMO Underwriting Agency Ltd. in exchange for a minority interest in Cathedral Capital PLC, which manages Lloyd's Syndicate 2010, and Lloyd's Syndicate 1265 was placed into runoff. "Runoff" is a term used to refer to an insurer that has ceased writing new insurance policies but that continues to exist for the purpose of paying claims on policies that it has already written. In 2001, MMO UK provided approximately 11.2%, or $13.6 million, of the capacity for Lloyd's Syndicate 2010 which primarily writes assumed property and aviation insurance. In 2001 we initiated a withdrawal from our London operations which was subsequently completed in 2002.

     MMO UK has not provided capacity to any Lloyd's syndicate since 2002. In January 2003, we sold our minority interest in Cathedral Capital PLC for $2,793,070. This sale had no material effect on the Company's results of operations.

INVESTMENT POLICY

     We follow an investment policy, which is reviewed quarterly and revised periodically by management and is approved by the Finance Committee of the Board of Directors. The investments of our subsidiaries conform to the requirements of the New York State Insurance Law and Regulations, as well as the National Association of Insurance Commissioners. Through June 30, 2003, a significant portion of our investment portfolio consisted of short-term U.S. government-backed fixed income securities and a smaller portion consisted of a diversified basket of hedge funds. Since June 30, 2003, we have reallocated our investment portfolio to decrease our reliance on short-term U.S. government-backed securities and to increase our investments in other fixed income securities and hedge funds. We decreased our reliance on short-term investments after June 30, 2003 because interest rates rose by over 1.5% during the early summer. We believed that the increased yield on longer term securities obtained from the sharp rise in rates over such a short period of time compensated for the increased duration risk. The hedge fund purchases following June 30, 2003 were intended to replace equity holdings that had been sold during the summer of 2002. The Company believes that its investment in these hedge funds will provide rates of return comparable to equity investments, but with significantly less volatility than equity investments. For a more complete allocation of our investment portfolio, see the risk factor entitled, "The value of our investment portfolio and the investment income we receive from that portfolio could decline as a result of market fluctuations and economic conditions." Both the fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions.

RELATIONSHIP WITH MARINER

     Our investment portfolio is managed by Mariner Partners, Inc., an investment management company, which we refer to as Mariner, of which William J. Michaelcheck, a director of the Company, is Chairman and Chief Executive Officer. Mr. Michaelcheck owns a majority of the stock of Mariner. The Company entered into an investment management agreement with Mariner effective October 1, 2002, which was amended and restated on December 6, 2002. We discuss this agreement in more detail under "Mariner Investment Management Arrangement."

     Mariner also entered into a voting agreement with Mark W. Blackman, Blackman Investments, LLC and certain trusts and foundations affiliated with Louise B. Tollefson of which Robert Simses is trustee on February 20, 2002. As described in more detail under "Voting Agreement," Mariner, with the approval of two of the three voting agreement participating shareholders, is generally authorized to vote all of the common shares covered by the voting agreement, which is approximately 56.09% of the Company issued and outstanding shares of common stock as of October 15, 2003.

     The voting agreement also gives Mariner the right to purchase up to 1,800,000 shares of our common stock from the voting agreement participating shareholders. The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was

$19.00, with the exercise price increasing $0.25 per share every three months, subject to deduction for dividends paid. The current exercise price is $20.32. Generally, Mariner's option will expire 30 days after the termination of the voting agreement, which is scheduled to terminate on February 15, 2007, if not terminated earlier.

CORPORATE INFORMATION

     We are a New York corporation with our principal executive offices located at 919 Third Avenue, 10th Floor, New York, New York 10022. Our telephone number at that location is (212) 551-0600.

                                  RISK FACTORS

     You should carefully consider the following risk factors regarding us and our common stock, in addition to the other information included or incorporated by reference in this prospectus, before you purchase any of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could decline significantly.

IF OUR LOSS RESERVES ARE INADEQUATE TO MEET OUR ACTUAL LOSSES, OUR NET INCOME WOULD BE REDUCED OR WE COULD INCUR A NET LOSS.

     We are required to maintain reserves to cover our estimated ultimate liability of losses and loss adjustment expenses for both reported and unreported claims incurred. These reserves are only estimates of what we think the settlement and administration of claims will cost based on our assumptions and facts and circumstances known to us. Because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, we cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment reserves. The low frequency and high severity of the risks we insure make it difficult to assess the adequacy of our loss reserves. The level of catastrophe losses has fluctuated in the past and may fluctuate in the future. For example, after tax losses resulting from catastrophes in 2002 amounted to $2.0 million versus $9.0 million in 2001. If our reserves are insufficient to cover our actual losses and loss adjustment expenses, we would have to augment our reserves and incur a charge to our earnings. These charges could be material.

     The difficulty in estimating our reserves is increased because our loss reserves include reserves for potential asbestos and environmental liabilities. Asbestos and environmental liabilities are difficult to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Legal tactics and judicial and legislative developments affecting the scope of insurers' liability, which can be difficult to predict, also contribute to uncertainties in estimating reserves for asbestos and environmental liabilities.

     Our insurance subsidiaries are required to record an adequate level of reserves necessary to provide for all known and unknown losses on insurance business written. Our insurance subsidiaries have not had difficulties in maintaining reserves in recent years at aggregate levels which management believes to be adequate based on management's best estimates, but the loss reserving process is subject to many uncertainties as described in this prospectus.

     We increased net loss reserves by $4.4 million in 2002 to reflect provisions made for insolvent, financially impaired reinsurers and reinsurers with whom we have entered commutation negotiations, and adverse developments from our other liability line reflecting umbrella exposures. We increased net loss reserves by $9.6 million in 2001 as the result of adverse developments from the Company's operations in London due to higher than expected claim frequencies and the emergence of longer than expected loss development patterns. Also contributing to the 2001 increase in net loss reserves were provisions made for insolvent or financially impaired reinsurers. Both the 2002 and 2001 amounts were partially offset by favorable development in the ocean marine line of business. We decreased net loss reserves by $8.5 million in 2000, which decrease was attributable to the ocean marine and aircraft lines of business insurance as a result of favorable payout trends due, in part, to lower retention levels per loss.

OUR INABILITY TO ASSESS UNDERWRITING RISK ACCURATELY COULD REDUCE OUR NET
INCOME.

     Our underwriting success is dependent on our ability to assess accurately the risks associated with the businesses on which the risk is retained. We rely on the extensive experience of our underwriting staff in assessing these risks and the failure to retain or hire similarly experienced personnel could adversely affect our ability to accurately make those determinations. If we fail to assess accurately the risks we retain, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could reduce our net income. The underwriting process is further complicated by our exposure to unpredictable developments, including weather-related and other natural catastrophes, as well as war and acts of terrorism.

DECREASES IN RATES OR CHANGES IN TERMS FOR PROPERTY AND CASUALTY INSURANCE COULD REDUCE OUR NET INCOME.

     We write primarily property and casualty insurance. The property and casualty industry historically has been highly cyclical. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including competition and the amount of available capital and surplus in the industry. For example, the substantial losses in the insurance industry arising from the events of September 11, 2001 caused rates in the insurance industry to rise. However, new capital has since flowed into the insurance industry. To the extent that more capital is available, there may be downward pressure on premium rates as a result of increased supply. These factors affecting rates for the industry in general impact the rates we are able to charge. Any significant decrease in the rates for property and casualty insurance could reduce our net income. While rates impact our net income, there is not necessarily a direct correlation between the level of rate increases or decreases and net income because other factors, such as the amount of catastrophe losses and the amount of expenses, also affect net income.

     Even as rates rise, the percentage average rate increases can fluctuate greatly and be difficult to predict. In 2002, our ocean marine line reflected average rate increases of 20% to 30%, our other liability line reflected average rate increases of 30% to 40% and our inland marine/fire line recorded average rate increases of 20% to 25%. Rates have increased in 2003, but to a lesser extent than those rate increases achieved in 2002. Average rate increases achieved in the first six months of 2003 for the ocean marine and other liability segments were approximately 10% and 15%, respectively, but we cannot assure you that rates will continue to increase.

     Prevailing policy terms and conditions in the property and casualty insurance market are also highly cyclical. Changes in terms and conditions unfavorable to insurers, which tend to be correlated with declining rates, could further reduce our net income.

IF RATING AGENCIES DOWNGRADE THEIR RATINGS OF OUR INSURANCE COMPANY SUBSIDIARIES, OUR FUTURE PROSPECTS FOR GROWTH AND PROFITABILITY COULD BE SIGNIFICANTLY AND ADVERSELY AFFECTED.

     New York Marine and Gotham, our insurance company subsidiaries, each currently holds an A ("Excellent") financial strength rating from A.M. Best Company. This is the third highest of fifteen rating levels within A.M. Best's classification system. Financial strength ratings are used by insureds, insurance brokers and reinsurers as an important means of assessing the financial strength and quality of insurers. Any downgrade or withdrawal of our subsidiaries' ratings might adversely affect our ability to market our insurance products or might increase our reinsurance costs and would have a significant and adverse effect on our future prospects for growth and profitability.

OUR REINSURERS MAY NOT SATISFY THEIR OBLIGATIONS TO US.

     We are subject to credit risk with respect to our reinsurers because the transfer of risk to a reinsurer does not relieve us of our liability to the insured. In addition, reinsurers may be unwilling to pay us even though they are able to do so. The failure of one or more of our reinsurers to honor their obligations to us or to delay payment would impact our cash flow and reduce our net income and could cause us to incur a significant loss.

     Premiums ceded to reinsurers in 2002 and 2001 amounted to $46.1 million and $58.0 million, respectively. Premiums ceded to reinsurers during the first six months of 2003 were $19.8 million.

     The only reinsurer that has received funds from us in the past two years and has failed to honor its obligations to us is Lloyd's. However, some of the reinsurers to which we previously ceded premiums are contesting coverage issues and their obligations to reinsure claims we paid on liability policies written during the period 1978 to 1985. We are vigorously enforcing collection of these reinsurance receivables through arbitration proceedings and/or commutation, but the unfavorable resolution of these arbitration proceedings and commutation negotiations could be material to our results of operations. The estimated amounts due from financially impaired reinsurers are included in our reserves for doubtful accounts on reinsurance receivables of $13.3 million and $17.6 million as of December 31, 2002 and 2001, respectively, and $11 million as of June 30, 2003.

IF WE ARE UNABLE TO PURCHASE REINSURANCE AND TRANSFER RISK TO REINSURERS OR IF THE COST OF REINSURANCE INCREASES, OUR NET INCOME COULD BE REDUCED OR WE COULD INCUR A LOSS.

     We attempt to limit our risk of loss by purchasing reinsurance to transfer a significant portion of the risks we assume. The availability and cost of reinsurance is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully purchase reinsurance and transfer risk through reinsurance arrangements. A lack of available reinsurance might adversely affect the marketing of our programs and/or force us to retain all or a part of the risk that cannot be reinsured. If we were required to retain these risks and ultimately pay claims with respect to these risks, our net income could be reduced or we could incur a loss.

OUR BUSINESS IS CONCENTRATED IN OCEAN MARINE, EXCESS AND SURPLUS LINES PROPERTY AND EXCESS AND SURPLUS LINES CASUALTY INSURANCE, AND IF MARKET CONDITIONS CHANGE ADVERSELY OR WE EXPERIENCE LARGE LOSSES IN THESE LINES, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     As a result of our strategy to focus on specialty products in niches where we believe that we have underwriting and claims expertise and to decline business where pricing does not afford what we consider to be acceptable returns, our business is concentrated in the ocean marine, excess and surplus lines property and excess and surplus lines casualty lines of insurance. For the six months ended June 30, 2003, our ocean marine line accounted for approximately 76%, our excess and surplus lines property line for approximately 11% and our excess and surplus lines casualty line for approximately 13% of our gross written premiums. If we are unable to diversify our lines of business and our results of operations from any of these specialty lines are less favorable for any reason, including lower demand for our products on terms and conditions that we find appropriate, flat or decreased rates for our products or increased competition, the reduction could have a material adverse effect on our business.

IF WE ARE NOT SUCCESSFUL IN DEVELOPING OUR NEW SPECIALTY LINES, WE COULD EXPERIENCE LOSSES.

     Since January 1, 2001, we have entered into a number of new specialty lines of business including professional liability, commercial real estate, employment practices liability and commercial automobile insurance. We continue to look for appropriate opportunities to diversify our business portfolio by offering new lines of insurance in which we believe we have sufficient underwriting and claims expertise. However, because of our limited history in these new lines, there is limited operating history and financial information available to help us estimate sufficient reserve amounts for these lines and to help you evaluate whether we will be able to successfully develop these new lines or appropriately price and reserve for the likely ultimate losses and expenses associated with these new lines. Due to our limited history in these lines, we may have less experience managing their development and growth than some of our competitors. Additionally, there is a risk that the lines of business into which we expand will not perform at the level we anticipate.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN THE FUTURE.

     Our industry is highly competitive and has experienced severe price competition over the last several years. We compete in the United States and international markets with domestic and international insurance companies. In the area of our primary focus, ocean marine liability, there are approximately 50 insurance companies writing almost $2 billion in annual premiums for ocean, drill rig, hull, war, cargo and other marine liability. Our main competitors and their respective shares of this market, as determined by Best's Aggregates and Averages, 2002 Edition (which used 2001 data) are: CNA Insurance Cos., 12.0%; American International Group, Inc., 8.3%; Ace INA Group, 7.6%; St. Paul Companies, 5.1%; Navigators Insurance Group, 2.5%; and XL America Group, 0.7%. Our market share is approximately 2.4%. We also write opportunistic excess and surplus property and casualty insurance programs for professional liability, commercial real estate, employment practices liability and commercial automobiles, but given the magnitude of these markets our market share is insignificant.

     Some of our competitors have greater financial, marketing and management resources than we do, have been operating for longer than we have and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. Much of our business is placed through insurance brokers. If insurance brokers were to decide to place more insurance business with competitors that have greater capital than we do, our business could be materially adversely affected. In addition, if we face further competition in the future, we may not be able to compete successfully.

     Competition in the types of insurance in which we are engaged is based on many factors, including our perceived overall financial strength, pricing and other terms and conditions of products and services offered, business experience, marketing and distribution arrangements, agency and broker relationships, levels of customer service (including speed of claims payments), product differentiation and quality, operating efficiencies and underwriting. Furthermore, insureds tend to favor large, financially strong insurers, and we face the risk that we will lose market share to higher rated insurers.

     The entry of banks and brokerage firms into the insurance business poses new challenges for insurance companies and agents. These challenges from industries traditionally outside the insurance business could heighten the competition in the property and casualty industry.

     We may have difficulty in continuing to compete successfully on any of these bases in the future. If competition limits our ability to write new business at adequate rates, our ability to transact business would be materially and adversely affected and our results of operations would be adversely affected.

WE ARE DEPENDENT ON OUR KEY PERSONNEL.

     Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key executive officers and to attract and retain additional qualified personnel in the future. We consider our key officers to be George Trumbull, our chief executive officer, George Kallop, our executive vice president, George Berg, our senior vice president-claims, Paul Hart, our senior vice president, general counsel and secretary, Thomas Iacopelli, our senior vice president, chief financial officer and treasurer, Mark Blackman, our chief underwriting officer, and David Hamel, our controller. Except for severance agreements with Thomas Iacopelli and Paul Hart, we do not have any employment agreements with these individuals and we do not carry key man insurance on any of them. In addition, our underwriting staff is critical to our success in the production of business. While we do not consider any of our key executive officers or underwriters to be irreplaceable, the loss of the services of any of our key executive officers or underwriters or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct our business, for example, by causing disruptions and delays as workload is shifted to existing or new employees. We are not aware of any plans for any of our key personnel to retire or leave NYMAGIC in the near future.

IF MARINER TERMINATES ITS RELATIONSHIP WITH US, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Mariner is party to a voting agreement and an investment management agreement, each described in more detail under "Voting Agreement" and "Mariner Investment Management Arrangement." Four of our directors and two of our executive officers are affiliated with Mariner. In addition, our Chairman and Chief Executive Officer is in the process of becoming a stockholder of Mariner. The voting agreement terminates immediately upon Mariner's resignation. Mariner also has the right to terminate the investment management agreement upon 30 days' prior written notice. If Mariner were to terminate its relationship with the Company, the disruption to our management could adversely affect our business.

THE VALUE OF OUR INVESTMENT PORTFOLIO AND THE INVESTMENT INCOME WE RECEIVE FROM THAT PORTFOLIO COULD DECLINE AS A RESULT OF MARKET FLUCTUATIONS AND ECONOMIC CONDITIONS.

     Through June 30, 2003, a significant portion of our investment portfolio consisted of short-term U.S. government-backed fixed income securities and a smaller portion consisted of a diversified basket of hedge funds. Since June 30, 2003, we have reallocated our investment portfolio to decrease our reliance on short-term U.S. government-backed securities and to increase our investments in other fixed income securities and hedge funds. Both the fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions.

     For example, the fair market value of our fixed income securities increases or decreases in an inverse relationship with fluctuations in interest rates. The fair market value of our fixed income securities can also decrease as a result of any downturn in the business cycle that causes the credit quality of those securities to deteriorate. The net investment income that we realize from future investments in fixed income securities will generally increase or decrease with interest rates. Interest rate fluctuations can also cause net investment income from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, to differ from the income anticipated from those securities at the time of purchase. Partially as a result of a decline in the level of interest rates, the Company's overall investment yield in 2002 decreased to 4.0% from 4.7% in 2001. For the six months ended June 30, 2003, the Company's overall annualized investment yield was 2.4%. Future interest rate fluctuations will continue to affect our overall investment yield in the future.

     Similarly, hedge fund investments are subject to various economic and market risks. The risks associated with our hedge fund investments may be substantially greater than the risks associated with fixed income investments. Consequently, our hedge fund portfolio may be more volatile and the risk of loss greater than that associated with fixed income investments. Furthermore, because the hedge funds in which we invest sometimes impose limitations on the timing of withdrawals from the funds, our inability to withdraw our investment quickly from a particular hedge fund that is performing poorly could result in losses and may affect our liquidity. All of our hedge fund investments have timing limitations. Most hedge funds require a 60-day notice period in order to withdraw funds. Some hedge funds may require a withdrawal only at the end of their fiscal year. We may also be subject to withdrawal fees in the event the hedge fund is sold within a minimum holding period, which may be up to one year. Generally, the value of our investment portfolio is periodically adjusted to reflect current market prices. Similar treatment is not available for liabilities. As a result, a decline in the value of the securities in our investment portfolio could reduce our net income or cause us to incur a net loss.

     The following sets forth the allocation of our investment portfolio as of the dates indicated:

                              MARKET      PERCENT OF      MARKET      PERCENT OF      MARKET      PERCENT OF
                              VALUE         TOTAL         VALUE         TOTAL         VALUE         TOTAL
                              AS OF       INVESTMENT      AS OF       INVESTMENT      AS OF       INVESTMENT
                            8/31/2003     PORTFOLIO     6/30/2003     PORTFOLIO     12/31/2002    PORTFOLIO
                           ------------   ----------   ------------   ----------   ------------   ----------
U.S. Treasury
  Securities.............  $206,497,197      43.7%     $  9,150,896       2.0%     $  9,413,908       2.2%
Municipalities...........    17,333,055       3.7%       17,355,800       3.7%       21,066,341       4.9%
Collateralized Debt
  Obligations............    81,399,964      17.2%       40,397,660       8.6%               --       0.0%
Corporate Bonds..........    60,592,999      12.8%       51,677,509      11.1%               --       0.0%
                           ------------     -----      ------------     -----      ------------     -----
  Total Fixed
     Maturities..........  $365,823,215      77.5%      118,581,865      25.4%       30,480,249       7.1%
                           ============     =====      ============     =====      ============     =====
Short-Term Investments...    13,332,125       2.8%      281,622,700      60.3%      355,803,960      82.8%
                           ------------     -----      ------------     -----      ------------     -----
  Total Fixed Maturities
     and Short-Term
     Investments.........   379,155,340      80.3%      400,204,565      85.7%      386,284,209      89.9%
                           ============     =====      ============     =====      ============     =====
Industrial & Misc. Common
  Stocks.................            --       0.0%                0       0.0%        4,728,484       1.1%
Hedge Funds..............    93,140,246      19.7%       66,951,239      14.3%       38,477,220       9.0%
                           ------------     -----      ------------     -----      ------------     -----
  Total Investment
     Portfolio...........  $472,295,586     100.0%     $467,155,804     100.0%     $429,489,913     100.0%
                           ============     =====      ============     =====      ============     =====

     We may in the future invest in other assets that have risks specific to those assets, subject to the investment limitations described below.

INSURANCE LAWS AND REGULATIONS RESTRICT OUR ABILITY TO OPERATE.

     We are subject to extensive regulation under U.S. state insurance laws. Specifically, New York Marine and Gotham are subject to the laws and regulations of the State of New York and to the regulation and supervision of the New York State Department of Insurance. In addition, each of New York Marine and Gotham is subject to the regulation and supervision of the insurance department of each state in which it is admitted to do business. Insurance laws and regulations typically govern most aspects of an insurance company's operations, including, but not limited to:

     - standards of solvency and capital adequacy, including risk based capital requirements;

     - restrictions on the amount, type, nature, quality and quantity of investments;

     - restrictions on the types of terms that can be included in insurance policies;

     - standards for accounting;

     - reserve requirements;

     - premium rates;

     - marketing practices;

     - the amount of dividends that can be paid;

     - licensing of agents;

     - approval of reinsurance contracts and intercompany transactions; and

     - insolvency proceedings.

     In addition, state legislatures and state insurance regulators continually reexamine existing laws and regulations and may impose a change that will materially adversely effect our business. The following is a brief summary of some of the regulatory requirements applicable to New York Marine and Gotham as insurance companies domiciled in the State of New York:

     Dividend Limitations: Without approval of the New York State Insurance Department, each of New York Marine and Gotham is prohibited from declaring or paying dividends during any rolling 12-month period that exceed 10% of its policyholder surplus as shown on its most recent quarterly statement or 100% of adjusted net investment income during that 12-month period, whichever is less. As is discussed in a separate risk factor below, until July 31, 2004, prior regulatory approval is required for New York Marine and Gotham to pay any dividends. In 2001, our insurance subsidiaries paid us an aggregate of $12,550,000 in dividends; in 2002 they paid us an aggregate of $12,361,000 in dividends; and in the first eight months of 2003 they paid us an aggregate of $8,875,000 in dividends.

     Investment Limitations: Each of New York Marine and Gotham is required to invest an amount equal to the greater of its minimum capital or its minimum policyholder surplus in obligations of the United States, obligations of the State of New York or its political subdivisions, obligations of other states and obligations secured by first mortgage loans. Sixty percent of that amount is required to be invested in obligations of the United States or obligations of the State of New York or its political subdivisions. In addition, each of New York Marine and Gotham is required to invest an amount equal to 50% of the aggregate amount of its unearned premium, loss and loss adjustment expense reserves in the following categories: cash, government obligations, obligations of U.S. institutions, preferred or guaranteed shares of U.S. institutions, loans secured by real property, real property, foreign investments of a type that would be permitted for comparable U.S. investments and development bank obligations. Investments in the foregoing categories are also subject to detailed quantitative and qualitative limitations applicable to individual categories and to an overall limitation that no more than 10% of each insurance company's assets may be invested in any one institution. After each of New York Marine and Gotham invests an amount equal to 50% of its unearned premium, loss and loss adjustment reserves in the foregoing investments, each of New York Marine and Gotham may invest in equity and partnership interests, securities issued by registered investment companies and other otherwise impermissible investments, subject to applicable laws and regulatory requirements.

     Intercompany Transactions: According to the New York insurance holding company statute, an insurance holding company system includes any person who directly or indirectly controls an authorized insurer and all persons under its direct or indirect control. Pursuant to the New York insurance holding company statute, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, "controls" the company.

     Prior approval by the New York State Insurance Department is required for the following transactions between New York Marine or Gotham and any person in its holding company system: sales, purchases, exchanges, loans or extensions of credit, or investments, involving five percent or more of the insurer's admitted assets at last year-end. The following transactions between New York Marine or Gotham and any person in its holding company system require prior review by the New York State Insurance Department and may not be entered into if the New York State Insurance Department disapproves them:

     - sales, purchases, exchanges, loans or extensions of credit, or investments, involving more than 1/2% but less than 5% of the insurer's admitted assets at last year-end;

     - sales, purchases, exchanges, loans or extensions of credit, or investments, involving 1/2% or less of the insurer's admitted assets at last year-end, but which, when added to the aggregate of any other sales, purchases, exchanges, unpaid loans, unpaid extensions of credit, or investments made during the preceding 12 months, causes the aggregate to exceed 1% of the insurer's assets at last year-end;

     - reinsurance treaties or agreements;

     - rendering of services on a regular systematic basis;

     - any lease of real or personal property which does not provide for the rendering of services on a regular and systematic basis and where the aggregate payments to be made, including any renewals or extensions, exceeds 1% of the insurer's admitted assets at last year-end; or

     - any other material transaction, specified by regulation, which the New York Superintendent of Insurance determines may adversely affect the interests of the insurer's policyholders or shareholders.

     Any failure to comply with any of these laws could subject us to fines and penalties and restrict us from conducting business. The application of these laws could also affect our liquidity and ability to pay dividends on our common stock and could restrict our ability to expand our business operations through acquisitions involving our insurance subsidiaries.

FAILURE TO COMPLY WITH INSURANCE LAWS AND REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     While we endeavor to comply with all applicable insurance laws and regulations, we cannot assure you that we have or can maintain all required licenses and approvals or that our business fully complies with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Each of New York Marine and Gotham must maintain a license in each state in which it intends to issue insurance policies or contracts on an admitted basis. Regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. These types of actions could have a material adverse effect on our business, including preventing New York Marine or Gotham from writing insurance on an admitted basis in a state that revokes or suspends its license.

OUR HOLDING COMPANY STRUCTURE COULD PREVENT US FROM PAYING DIVIDENDS ON OUR COMMON STOCK.

     NYMAGIC is a holding company whose most significant assets consist of the stock of its operating subsidiaries. Thus, our ability to pay dividends on our common stock in the future may be dependent on the earnings and cash flows of our subsidiaries and the ability of the subsidiaries to pay dividends or to advance or repay funds to us. This ability is subject to general economic, financial, competitive, regulatory and other factors beyond our control. As discussed above, payment of dividends and advances and repayments from our operating subsidiaries are regulated by the New York insurance laws and regulatory restrictions. Accordingly, our operating subsidiaries may not be able to pay dividends or advance or repay funds to us in the future, which could prevent us from paying dividends on our common stock. We paid a cash dividend of ten cents per share to shareholders of record in March, June and September of 2001, for an aggregate dividend payment in 2001 of approximately $3.7 million. We did not declare or pay any dividends in December of 2001 or at any time during 2002. We paid a dividend of six cents per share to shareholders on each of April 8, 2003 and July 8, 2003, for an aggregate dividend payment in the first six months of 2003 of approximately $1.2 million.

UNTIL JULY 31, 2004, ANY DIVIDEND PAYMENTS BY OUR TWO NEW YORK INSURANCE SUBSIDIARIES REQUIRE PRIOR REGULATORY APPROVAL BY THE NEW YORK STATE INSURANCE DEPARTMENT.

     On February 20, 2002, shareholders who currently control approximately 56.09% of the voting power of our common stock entered into a voting agreement with Mariner. Before any of the control rights conferred on Mariner by the voting agreement could go into effect, Mariner and its majority owner, William
J. Michaelcheck, were required to obtain the approval of the New York Superintendent of Insurance. Accordingly, Mariner and Mr. Michaelcheck filed with the New York Superintendent of Insurance an application for approval of acquisition of control of NYMAGIC, which was approved on July 31, 2002. As a condition of obtaining that approval, Mariner and Mr. Michaelcheck furnished a commitment letter to the New York State Insurance Department, which included a commitment that until July 31, 2004, Mariner and Mr. Michaelcheck will prevent New York Marine and Gotham from paying any dividends without the prior written consent of the department. The boards of directors of New York Marine and Gotham have also passed resolutions joining in that commitment.

BECAUSE OF THE CONCENTRATION OF THE OWNERSHIP OF, AND THE THIN TRADING IN, OUR COMMON STOCK, YOU MAY HAVE DIFFICULTIES IN SELLING SHARES OF OUR COMMON STOCK.

     Currently, the ownership of our stock is highly concentrated, with a majority of our stock held by the selling shareholders and their affiliates. As of October 2, 2003, we had 68 record holders and approximately 609 beneficial owners of our common stock. All of the selling shareholders under this prospectus may be deemed to be affiliates of NYMAGIC and all of our selling shareholders, except Conning Capital Partners VI, L.P., which we refer to as Conning, are parties to the voting agreement with Mariner.

     Historically, the trading market in our common stock has been thin. In 2001, our average monthly trading volume was 5,351 shares; in 2002, our average monthly trading volume was 5,320 shares; and in the first half of 2003, our average monthly trading volume was 7,076 shares. In 2001, we had 31 days on which none of our shares traded; in 2002, we had seven days on which none of our shares traded; and in the first eight months of 2003, we had one day on which none of our shares traded. Even if shares are sold pursuant to this registration statement, we cannot assure you that the trading market for our common stock will become more active on a sustained basis. Therefore, you may have difficulties in selling shares of our common stock.

YOU MAY SUFFER DILUTION UPON THE EXERCISE OF CONNING'S OPTION TO PURCHASE OUR COMMON STOCK, AND THE EXERCISE OF CONNING'S OR MARINER'S OPTION TO PURCHASE OUR COMMON STOCK AND SUBSEQUENT RESALES, OR SALES OF OUR COMMON STOCK BY OUR OFFICERS, DIRECTORS OR MAJOR SHAREHOLDERS, MAY DEPRESS OUR STOCK PRICE.

     As of October 15, 2003, we have 9,706,498 shares of common stock outstanding. As described in "Selling Shareholders," Conning has the option to acquire 500,000 shares of common stock, 400,000 of which would be issued by us. In the event Conning exercises this option with respect to the stock issued by us, you will suffer immediate dilution.

     If exercised, the 500,000 shares subject to the Conning option, taken together with the 500,000 shares of our common stock owned by Conning, and the 1,800,000 shares subject to the option of Mariner described under "Voting Agreement -- Mariner Stock Option," would, in the aggregate, represent approximately 29% of our common stock as of October 15, 2003, assuming we issued 400,000 option shares to Conning, which shares would be eligible for sale in the public market. Further, as of October 15, 2003, our officers and directors beneficially owned approximately 59% of our common stock. Any sale by these parties could adversely affect the market price of our common stock and could impair our ability to raise funds in future stock offerings.

TRADING IN OUR COMMON STOCK HAS THE POTENTIAL TO BE VOLATILE.

     The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of our common stock may be significantly affected by quarterly variations in our results of operations, changes in financial estimates by securities analysts or failures by us to meet such estimates, litigation involving us, general trends in the insurance industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond our control.

     The thin trading in our stock has the potential to contribute to the volatility of our stock price. When few shares trade on any given day, any one trade, even if it is a relatively small trade, may have a strong impact on our market price, causing our share price to rise or fall. If our stock continues to trade thinly after shares have been sold pursuant to this registration statement, our share price may continue to be volatile.

     The following table sets forth high and low closing prices for the periods indicated as reported on the New York Stock Exchange Composite Tape:

                                                                   2003
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
First Quarter...............................................  $20.22   $18.10
Second Quarter..............................................   23.45    18.50
Third Quarter...............................................   25.92    19.85
Fourth Quarter (through October 29, 2003)...................   25.80    23.20

                                                                   2002
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
First Quarter...............................................  $20.61   $15.63
Second Quarter..............................................   22.01    15.14
Third Quarter...............................................   15.36    13.85
Fourth Quarter..............................................   20.89    14.61

                                                                   2001
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
First Quarter...............................................  $19.00   $17.60
Second Quarter..............................................   22.27    18.05
Third Quarter...............................................   20.79    15.85
Fourth Quarter..............................................   18.99    15.60

BECAUSE A MAJORITY OF OUR OUTSTANDING STOCK IS SUBJECT TO A VOTING AGREEMENT, OUR OTHER SHAREHOLDERS HAVE LIMITED ABILITY TO IMPACT VOTING DECISIONS.

     With the exception of Conning, all of the selling shareholders, together with some of their affiliates, have entered into a voting agreement with Mariner which will last until February 15, 2007, unless terminated earlier. This voting agreement authorizes Mariner, with the approval of any two of three participating shareholders under the voting agreement, to vote all the shares covered by the agreement. Among other matters, the voting agreement addresses the composition of our board of directors. The shares covered by the voting agreement currently represent approximately 56.09% of our outstanding shares of common stock as of

October 15, 2003. As a result, to the extent that those shares are voted by Mariner in accordance with the voting agreement, Mariner and the participating shareholders would control most matters on which our shareholders have the right to vote. This means that other shareholders, including investors who purchase common stock in this offering, will collectively have less of an ability to impact voting decisions than they would have if they made a comparable investment in a company that did not have a concentrated block of shares subject to a voting agreement. If all of the shares covered by this prospectus were sold, including shares subject to options held by Conning, 38.04% of our outstanding shares, based on our outstanding shares as of October 15, 2003, would remain covered by the voting agreement. Although no longer representing a majority of our outstanding shares, this would still represent a sizable voting block.

THE VOTING AGREEMENT AND THE LARGE CONCENTRATION OF OUR STOCK OWNERSHIP IN THE HANDS OF A FEW SHAREHOLDERS COULD IMPEDE A CHANGE OF CONTROL AND COULD MAKE IT MORE DIFFICULT TO EFFECT A CHANGE IN OUR MANAGEMENT.

     Because 56.09% of our currently outstanding stock is subject to the voting agreement, it would be difficult for anyone to effect a change of control that is not approved by the parties to the voting agreement. Even if the participating shareholders under the voting agreement were to sell all of their shares that were covered by this prospectus, the remaining 38.04% of our outstanding stock that would be subject to the voting agreement would continue to represent a sizable voting block. Even if the participating shareholders were to terminate the voting agreement, their collective share ownership would still be substantial, so that they could choose to vote in a similar fashion on a change of control and have a significant impact on the outcome of the voting. And, even without taking into account the voting agreement, our directors and executive officers beneficially own approximately 59% of our issued and outstanding common stock as of October 15, 2003. The voting agreement and the concentration of our stock ownership could impede a change of control of NYMAGIC that is not approved by the participating shareholders and which may be beneficial to shareholders who are not parties to the voting agreement. In addition, because the voting agreement, together with the concentration of ownership, results in the major shareholders determining the composition of our board of directors, it also may be more difficult for other shareholders to attempt to cause current management to be removed or replaced.

YOU MAY REQUIRE REGULATORY APPROVAL IF YOU WISH TO ACQUIRE A LARGE AMOUNT OF COMMON STOCK IN THE OFFERING.

     Under the New York insurance holding company statute, insurance regulatory authority extends to persons who are deemed to control, or under common control with, insurance companies domiciled in the State of New York. Currently, there are three shareholders who are deemed to indirectly control New York Marine and Gotham because each of them controls more than 10% of our outstanding stock. Those three shareholders are:

     - Mark W. Blackman, a son of our founder and Louise B. Tollefson;

     - Blackman Investments, LLC, which is controlled by John N. Blackman, Jr., a son of our founder and Louise B. Tollefson; and

     - Robert G. Simses, in his capacity as trustee of the trusts and foundations which were established by Louise B. Tollefson, the former wife of our founder.

     In addition, Mariner and its majority shareholder, William J. Michaelcheck, are deemed to control New York Marine and Gotham by virtue of the voting agreement between Mariner and the above three participating shareholders. Messrs. Mark W. Blackman, John N. Blackman, Jr., Simses and Michaelcheck are all members of our board of directors.

     In order for any investor other than the foregoing to acquire 10% or more of the outstanding voting securities of NYMAGIC, that investor must either be an insurance company authorized to do business in the State of New York or must:

     - give 20 days' written notice to New York Marine and Gotham; and

     - receive the approval of the Superintendent of Insurance of the State of New York.

     This requirement adds costs and time to the process of acquiring 10% or more of the shares of common stock of NYMAGIC. In addition, there is a possibility that the Superintendent of Insurance could reject an application to acquire 10% or more of the shares of common stock of NYMAGIC. This regulatory requirement could prevent a change of control that is not approved by the Superintendent of Insurance. There is no requirement that a person who wishes to acquire 10% or more of the outstanding voting securities of NYMAGIC must receive the approval of the Company or the parties to the voting agreement.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in this prospectus may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "intend," "project," "forecasts," "goals," "could have," "may have" and similar expressions. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions which we describe in more detail elsewhere herein and in other documents filed by us with the SEC, including, among other things, the following:

     - the cyclical nature of the insurance and reinsurance industry,

     - premium rates,

     - investment results,

     - the estimation of loss reserves and loss reserve development,

     - uncertainties associated with asbestos and environmental claims, including difficulties with assessing latent injuries and the impact of litigation, settlements, bankruptcies and potential legislation,

     - the uncertainty surrounding the loss amounts related to the attacks of September 11, 2001,

     - the occurrence and effects of wars and acts of terrorism,

     - net loss retention,

     - the effect of competition,

     - the ability to collect reinsurance receivables and the timing of such collections,

     - the availability and cost of reinsurance,

     - the ability to pay dividends,

     - regulatory changes,

     - changes in any ratings assigned to the Company or its subsidiaries by rating agencies,

     - failure to retain key personnel and the possibility that our relationship with Mariner could terminate or change, and

     - the fact that ownership of our common stock is consolidated among a few major shareholders, and is subject to the voting agreement.

     These factors and the risk factors and forward-looking statements referred to under "Risk Factors" and elsewhere in this prospectus could cause actual results or outcomes to differ materially from our expectations. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors, if any, will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary note.

                                USE OF PROCEEDS

     NYMAGIC will not receive any of the proceeds from the sale of common stock by the selling shareholders, although if Conning sells any of the 400,000 shares of common stock issuable by us which are subject to option, NYMAGIC will receive the then current exercise price for such shares from Conning.

     Because we are not selling any shares of our common stock pursuant to this registration, this registration statement does not dilute our currently outstanding common stock, except to the extent Conning exercises its option to purchase 400,000 shares from us.

                                VOTING AGREEMENT

     On February 20, 2002, shareholders who are affiliated with the Blackman/Tollefson family entered into a voting agreement with Mariner with respect to 56.09% of the current voting power of NYMAGIC.

     Mariner is an investment management company founded by William J. Michaelcheck, a member of our Board of Directors. Mr. Michaelcheck is the majority shareholder of Mariner. One of Mariner's wholly-owned subsidiaries, Mariner Investment Group, Inc., which we refer to as the Mariner Group, was founded in 1992 and, together with its affiliates, provides investment management services to investment funds, reinsurance companies and a limited number of institutional managed accounts. The Mariner Group has been a registered investment advisor since May 2003.

     The shares subject to the voting agreement were originally held by John N. Blackman, Sr., who founded the Company in 1972 and died in 1988. The shareholders who are parties to the voting agreement are either heirs of Mr. Blackman, whom we refer to as our founder, or entities established or controlled by them. Three of those shareholders are designated in the voting agreement as "participating shareholders" and have the specific rights described below. The participating shareholders are as follows:

     - Mark W. Blackman, a son of our founder and Louise B. Tollefson, is a participating shareholder in his individual capacity. He has been a member of our Board of Directors since 1979 and served as our President from 1988 to 1998. He has been our Chief Underwriting Officer since June 2002.

     - John N. Blackman, Jr., a son of our founder and Louise B. Tollefson, acts as a participating shareholder in his dual capacity as controlling member of Blackman Investments, LLC and co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001. He has been a member of our Board of Directors since 1975 and served as Chairman of the Board from 1988 to 1998.

     - Robert G. Simses acts as a participating shareholder in his capacity as sole trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000, sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998, co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000 and co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated March 30, 2000. We refer to these trusts and foundations as the Tollefson trusts. The settlor of most of these trusts, Louise B. Tollefson, is the former wife of our founder and was a member of our Board of Directors from 1986 to 2001. Mr. Simses has been a member of our Board of Directors since 2001. He is also Managing Partner of the law firm of Warwick & Simses and President and Chief Operating Officer of The William H. Pitt Foundation Inc.

  VOTING RIGHTS OF MARINER

     The participating shareholders retained significant voting rights over their shares under the voting agreement. Mariner may only vote the shares that are subject to the voting agreement with the written approval of two of the three participating shareholders. If two of the three participating shareholders fail to approve any vote by Mariner on any matter, then Mariner is not permitted to vote on that matter and, generally, the participating shareholders are also not permitted to vote on that matter. However, if one of the following types of matters is under consideration and two of the three participating shareholders fail to approve the vote by Mariner, the participating shareholders are entitled to vote their shares instead of Mariner:

     - the merger or consolidation of NYMAGIC into or with another corporation,

     - the sale by NYMAGIC of all or substantially all of its assets,

     - the dissolution and/or liquidation of NYMAGIC, or

     - any recapitalization or stock offering of NYMAGIC.

  NOMINATION OF DIRECTORS

     The voting agreement provides for our Board of Directors to consist of twelve directors and allocates the right to nominate candidates for those twelve positions in the following manner:

     - Mariner is entitled to nominate four candidates. The four current directors who were nominated by Mariner are William J. Michaelcheck, George R. Trumbull III, who serves as our Chairman and Chief Executive Officer, A. George Kallop, who serves as our Executive Vice President, and William D. Shaw, Jr., who serves as our Vice Chairman.

     - Each participating shareholder is entitled to nominate two candidates. The two current directors who were nominated by John N. Blackman, Jr. are John N. Blackman, Jr. and John R. Anderson. The two current directors who were nominated by Mark W. Blackman are Mark W. Blackman and Glenn R. Yanoff. The two current directors who were nominated by Robert G. Simses are Robert G. Simses and Glenn Angiolillo.

     - Our Chief Executive Officer is entitled to nominate two candidates. The two current directors who were nominated by Mr. Trumbull are David W. Young and John T. Baily.

If any participating shareholder does not nominate the full number of candidates for election to the Board that such participating shareholder is entitled to nominate, then, in addition to its other rights, Mariner, instead of that participating shareholder, may nominate a number of candidates equal to the number not nominated by that participating shareholder. In addition, the participating shareholders have agreed, consistent with their fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated directors, as designated by Mariner, as Chairman of each meeting.

  ELECTION OF DIRECTORS

     Provided that the candidates of the participating shareholders would not be legally disqualified from serving as directors of NYMAGIC, Mariner is required to vote all shares that are subject to the voting agreement in favor of the election of those candidates, or any successor or replacement candidates, nominated by the participating shareholders. Mariner is not permitted to vote the shares subject to the voting agreement to remove any director nominated by a participating shareholder without the consent of that participating shareholder. In accordance with the general voting provisions discussed above under the heading "Voting Rights of Mariner," Mariner is permitted to vote the shares subject to the voting agreement to elect its own candidates only with the written approval of two of the three participating shareholders. In connection with the election of directors at the annual meeting of shareholders in 2003, all three of the participating shareholders approved the voting of those shares to elect the four candidates nominated by Mariner.

  TERMINATION PROVISIONS

     The voting agreement will terminate upon the earliest to occur of:

     - February 15, 2007;

     - the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

     - immediately upon the resignation of Mariner; or

     - upon written notice of termination to Mariner from all of the participating shareholders.

  MARINER STOCK OPTION

     The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of our common stock from the participating shareholders in the amounts set forth below opposite each participating shareholder's name:

- Mark W. Blackman..........................................  450,000 shares
- Blackman Investments, LLC.................................  450,000 shares
- Robert G. Simses, as trustee of the Tollefson trusts......  900,000 shares

In the event Mariner exercises this option, Mr. Simses will have the sole right to determine the number of shares to be provided by any one of the Tollefson trusts.

     The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was $19.00, with the exercise price increasing $0.25 per share every three months. The initial exercise price of $19.00 was approximately equal to the mid-point of the market price of our common stock and the book value of our common stock, during the period in which the voting agreement was negotiated. The final exercise price, for exercises between February 15, 2007 and March 17, 2007, is $24.00 per share. The exercise price will be adjusted by deducting the cumulative amount of dividends paid by NYMAGIC in respect of each share of its common stock from January 31, 2003 through the date Mariner exercises its option. This option was granted with the intention of aligning Mariner's interests with the interests of all of our shareholders.

     Generally, Mariner's option will expire 30 days after the termination of the voting agreement. However, if the voting agreement is terminated prior to February 15, 2007 by unanimous written notice from the participating shareholders, then the option will continue in full force and effect until the close of business on February 15, 2007, unless the termination was due to gross negligence of or willful misconduct by Mariner that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, in which case the option will terminate concurrently with the termination of the voting agreement.

  TRANSFERABILITY OF THE OPTION

     The option granted to Mariner is not transferable except in the following instances, with the assignee agreeing to be bound to the voting agreement:

     - Mariner is permitted to assign the option, in whole or in part, to any one or more of William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull and A. George Kallop or any other individual employed by or acting as a consultant for Mariner in connection with NYMAGIC.

     - With the written consent of at least two participating shareholders, Mariner or any assignee as described above is permitted to assign the option, in whole or in part, to any one or more other persons.

     On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr., our Vice Chairman, and A. George Kallop, our Executive Vice President, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop.

  CONSIDERATION TO MARINER

     Mariner did not pay any cash consideration to the participating shareholders, nor did the participating shareholders pay any cash consideration to Mariner, in connection with the voting agreement. Mariner's sole compensation for entering into the voting agreement, as opposed to the investment management arrangement discussed below, is the option to purchase NYMAGIC shares from the participating shareholders. To date, Mariner has not exercised this option, but should it elect to do so, it would pay the option exercise price to the participating shareholders at that time.

  TRANSFERABILITY OF NYMAGIC SHARES

     The participating shareholders retain the right to transfer any of the shares covered by the voting agreement, provided that two conditions are satisfied. First, the participating shareholders must at all times retain the number of shares necessary to enable Mariner to exercise its option. Second, except for 250,000 shares of each participating shareholder, the transferred shares must remain subject to the voting agreement. The participating shareholders have waived the requirement that assignees be bound by the voting agreement with respect to any of their shares sold pursuant to the registration statement of which this prospectus is a part on or prior to December 31, 2003. To the extent that any shares covered by the voting agreement are to be sold pursuant to such registration statement after that date, the participating shareholders will either waive the requirement that assignees be bound by the voting agreement with respect to the shares so sold or disclosure will be made in a prospectus supplement for any such offering.

  BACKGROUND OF AND REASONS FOR THE VOTING AGREEMENT

     The participating shareholders entered into the voting agreement with Mariner in February 2002 because they were dissatisfied with the recent financial performance of NYMAGIC and with the high turnover in its senior management, as evidenced by the succession of four Chief Executive Officers and three Chairmen of the Board over a four-year period. The voting agreement was intended to permit Mariner to coordinate the voting of the participating shareholders for Mariner's recommended actions, subject to receiving the consent of two out of three of them on each matter voted upon. The goal of this voting arrangement was to secure a new, unified management team for NYMAGIC.

     The first of the participating shareholders to have discussions with the Mariner Group about a potential role for the Mariner Group in relation to NYMAGIC was Mr. Simses, who was acquainted with the Mariner Group. In October 2001, Mr. Simses spoke with Mr. Shaw about an investment that the Tollefson trusts were contemplating in several hedge funds managed by the Mariner Group. In the course of that discussion, Mr. Simses expressed his disappointment with the recent financial performance of NYMAGIC and the high level of executive turnover, and Mr. Shaw suggested that the Mariner Group could offer its expertise in investment and financial management and its contacts in the investment and financial community to assist in finding new leadership and turning the company around. Mr. Simses communicated this suggestion to Bennett
H. Tollefson, a co-trustee of some of the Tollefson trusts and husband of Louise
B. Tollefson. At the request of Mr. Simses, acting on behalf of Mrs. Tollefson, Mark W. Blackman met with members of the Mariner Group's management in November 2001 to discuss possible structural arrangements for the Mariner Group to become involved in the management of NYMAGIC. In December 2001, John N. Blackman, Jr. joined these conversations and the basic structure of the voting agreement was developed. On February 20, 2002, the voting agreement was signed.

  MANAGEMENT CHANGES FOLLOWING SIGNING OF THE VOTING AGREEMENT

     On March 4, 2002, Mr. Michaelcheck sent a letter to Robert W. Bailey, who was then NYMAGIC's Chairman and Chief Executive Officer, enclosing a copy of the voting agreement, stating that the participating shareholders intended to bring about a change in the composition of NYMAGIC's Board of Directors and requesting a meeting with Mr. Bailey to discuss these matters. In March 2002, Mr. Michaelcheck and Mr. Trumbull met with Mr. Bailey to discuss Mariner's plans for the Company. In the following weeks, Mr. Bailey and the incumbent Board cooperated with Mariner and the participating shareholders in effecting a smooth transition in leadership. Among other things, the Board agreed to nominate for election as directors at the annual meeting those candidates who were recommended by Mariner and the participating shareholders, as well as Mr. Bailey, the then current Chairman and Chief Executive Officer. This was purely voluntary on the part of the incumbent Board, since, for the regulatory reasons discussed below, Mariner did not yet have the ability to exercise the voting rights and board nomination rights provided in the voting agreement. Before nominating Mr. Angiolillo and the four Mariner candidates, the incumbent Board conducted an independent review of the backgrounds of those candidates in order to satisfy itself as to their qualifications. The remaining five candidates recommended by the participating shareholders were already members of the Board, as was Mr. Bailey. The new Board consisting of eleven directors was elected by the NYMAGIC shareholders at the annual meeting on May 22, 2002. Following the election of the new Board of Directors, Mr. Trumbull was appointed Chairman, Mr. Shaw was appointed Vice Chairman and Mr. Kallop was appointed Executive Vice President. On June 30, 2002, upon the retirement of Mr. Bailey, Mr. Trumbull succeeded him as Chief Executive Officer. Also in June 2002, Mr. Mark W. Blackman rejoined the Company and was subsequently appointed Chief Underwriting Officer.

  REGULATORY CONSIDERATIONS

     During the period of management changes in May and June 2002, Mariner's voting rights, board nomination rights and right to acquire through exercise of the option 10% or more of the voting stock of NYMAGIC were not yet effective. The reason for this delayed effectiveness is that, for purposes of the New York insurance holding company statute, the exercise of any of those rights would have constituted "control" of NYMAGIC and its subsidiaries, New York Marine and Gotham. Under the provisions of the holding company statute which govern acquisitions of control, Mariner and its majority owner, William J. Michaelcheck, were required to obtain the approval of the New York Superintendent of Insurance before any of the above control rights could go into effect. Accordingly, on April 1, 2002, Mariner and Mr. Michaelcheck filed an application for approval of acquisition of control with the New York Superintendent of Insurance.

     As a condition of obtaining that approval, on July 8, 2002, Mariner and Mr. Michaelcheck furnished a commitment letter to the New York State Insurance Department, which, among other matters, provided that until July 31, 2004, Mariner and Mr. Michaelcheck will prevent New York Marine and Gotham from paying any dividends without the prior written consent of the department. New York Marine and Gotham adopted board of directors' resolutions containing a comparable commitment not to pay dividends prior to July 31, 2004 without the prior written consent of the department, and NYMAGIC submitted those resolutions to the department in conjunction with Mariner's application. Following receipt of the commitment letter and New York Marine's and Gotham's board resolutions, and completion of the department's review of the application, the Superintendent of Insurance granted approval for the acquisition of control on July 31, 2002. Since that time, Mariner has had the full ability to exercise the share voting rights, board nomination rights and option rights provided in the voting agreement.

  AMENDMENTS TO THE VOTING AGREEMENT

     The voting agreement provides that it may be amended or extended by the unanimous written consent of the participating shareholders and Mariner. The voting agreement was amended on January 27, 2003 to extend the duration of the agreement from February 15, 2005 to February 15, 2007 in order to provide Mariner with additional time to improve the performance of NYMAGIC and in order to allow for the appointment of an eleventh director. David W. Young was chosen for this newly created Board position. Mr. Young is affiliated with Conning, which owns 500,000 shares of our common stock and options to purchase an additional 500,000 shares of our common stock. The voting agreement was further amended on March 12, 2003 to allow for the appointment of a twelfth director and John T. Baily was chosen for this newly created Board position. In addition, as discussed under "Voting Agreement -- Transferability of NYMAGIC Shares," a limited waiver has been signed with respect to certain transferability restrictions.

                   MARINER INVESTMENT MANAGEMENT ARRANGEMENT

     In addition to the voting agreement, Mariner entered into an investment management agreement with NYMAGIC, New York Marine and Gotham effective October 1, 2002. This investment management agreement was amended and restated on December 6, 2002. Under the terms of the investment management agreement, Mariner manages the Company's investment portfolios. Mariner may purchase, sell, redeem, invest, reinvest or otherwise trade securities on behalf of the Company. Mariner may, among other things, exercise conversion or subscription rights, vote proxies, select broker dealers and value securities and assets of the Company. Under the terms of the investment management agreement the Company's investments have been reallocated into the following three categories:

     - the liquidity portfolio (cash management);

     - the fixed-income portfolio (fixed-income investments); and

     - the hedge fund and equity portfolio (alternative investment vehicles and common and preferred equities).

     The investment management agreement does not have a specific duration period and may be terminated by either party on 30 days' prior written notice.

     Fees to be paid to Mariner under the investment management agreement are based on a percentage of the investment portfolio as follows: 0.20% of liquid assets, 0.30% of fixed maturity investments and 1.25% of hedge fund (limited partnership) investments. We incurred Mariner investment expenses of $317,514 pursuant to this agreement in 2002. From January 1, 2003 through June 30, 2003, we incurred Mariner investment expenses of $719,335 pursuant to this agreement and we anticipate incurring approximately $1.1 million more of Mariner investment expenses pursuant to this agreement in 2003. Assuming this agreement remains in effect, we anticipate incurring Mariner investment expenses of approximately $2.4 million pursuant to this agreement in 2004. In the event that assets in the hedge fund and equity portfolio are invested in alternative investment vehicles managed by Mariner or any of its affiliates, the 1.25% advisory fee is waived with respect to those investments, although any fees imposed by the investment vehicles themselves are nonetheless payable.

     William J. Michaelcheck, a Director of the Company, is Chairman and Chief Executive Officer of Mariner and owns a majority of the stock of Mariner. George
R. Trumbull, Chairman, Chief Executive Officer and a Director of the Company, A. George Kallop, Executive Vice President and a Director of the Company, and William D. Shaw, Jr., Vice Chairman and a Director of the Company, are also associated with Mariner. Currently, Mr. Trumbull is in the process of becoming a shareholder of Mariner. Messrs. Kallop and Shaw have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services. As noted above, pursuant to the voting agreement, Mariner, together with the participating shareholders (Mark W. Blackman, John N. Blackman, Jr. and Robert G. Simses), currently controls the vote of a majority of NYMAGIC's outstanding voting securities.

     We believe that the terms of the investment management agreement are no less favorable to NYMAGIC and its subsidiaries than the terms that would be obtained from an unaffiliated investment manager for the services provided. The investment management fees paid to Mariner were arrived at through negotiations between the Company and Mariner. All then current directors participated in the discussion of the investment management agreement. In accordance with the Company's conflict of interest policy, the investment management agreement was approved by an independent committee of the Company's board of directors, which consisted of all directors who were neither Mariner affiliates nor participating shareholders under the voting agreement. Thereafter, the investment management agreement was approved by the entire board of directors. Under the provisions of the New York insurance holding company statute, because of the control relationship between Mariner and New York Marine and Gotham, the investment management agreement was submitted for review by the New York State Insurance Department, which examined, among other things, whether its terms were fair and equitable and whether the fees for services were reasonable. Upon completion of that review, the investment management agreement was found to be non-objectionable by the department.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of common stock owned by each selling shareholder as of October 15, 2003, the number of shares of common stock that may be offered for such selling shareholder's account and the number of shares of common stock and, based on the number of shares of common stock owned as of October 15, 2003, the percentage of the outstanding shares of NYMAGIC common stock that will be owned by such selling shareholder if all of the shares of common stock that may be offered by that shareholder are sold. The table includes shares of stock that are issuable pursuant to options that are exercisable within 60 days of October 15, 2003. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder.

     The registration of shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares.

                                                                                        SHARES OF COMMON
                                                                                        STOCK TO BE OWNED
                                                                                        ASSUMING SALE OF
                                                                                      ALL SHARES AVAILABLE
                                                                  MAXIMUM NUMBER      FOR SALE PURSUANT TO
                                                               OF SHARES AVAILABLE    THIS REGISTRATION(1)
                                            SHARES OF COMMON    FOR SALE PURSUANT     ---------------------
NAME OF SELLING SHAREHOLDER                   STOCK OWNED      TO THIS REGISTRATION    NUMBER      PERCENT
---------------------------                 ----------------   --------------------   ---------   ---------
Conning Capital Partners VI, L.P.(2)......     1,000,000            1,000,000                0          *
Mark W. Blackman(3).......................     1,724,530              750,000          974,530      10.03%
Blackman Investments, LLC(4)..............     1,720,030              750,000          970,030       9.99%
Louise B. Tollefson 2000 Florida
  Intangible Tax Trust dated
  12/12/00(5).............................     1,080,667              220,000          860,667       8.87%
Louise B. Blackman Tollefson Family
  Foundation dated 3/24/98(5).............       133,401              130,000            3,401          *
Louise B. Tollefson Charitable Lead
  Annuity Trust dated 3/30/00(5)..........       309,450              160,000          149,450       1.54%
Bennett H. Tollefson Charitable Lead
  Unitrust 3/30/00(5).....................       291,093              140,000          151,093       1.56%
Mariner Partners, Inc.(6).................     1,170,000            1,170,000                0          *
William D. Shaw, Jr.(7)...................       317,500              315,000            2,500          *
A. George Kallop(7).......................       320,000              315,000            5,000          *

---------------

 *  Less than 1%.

(1) The share amounts shown in this column assume that all shares that may be offered by a selling shareholder pursuant to this prospectus are sold and that no other shares owned by that selling shareholder are sold. The percentages are calculated based on 9,706,498 shares of NYMAGIC common stock outstanding as of October 15, 2003, without taking into account the exercise by Conning of the options described in footnote (2) below (other than in the calculation of Conning's ownership after the assumed sale).

(2) The 1,000,000 shares being offered by Conning include 400,000 shares acquired from NYMAGIC and 100,000 shares acquired from Blackman Investments LLC pursuant to Securities Purchase Agreements, dated January 31, 2003, and an additional 400,000 shares and 100,000 shares that Conning has the right to acquire from NYMAGIC and Blackman Investments LLC, respectively, by the exercise of options granted in connection with those securities purchase agreements. Under the provisions of the securities purchase agreement with NYMAGIC, Conning is entitled to designate one member of the board of directors of NYMAGIC. Pursuant to this provision, David W. Young, a managing member of the general partner of Conning, has served as a director of NYMAGIC since February 3, 2003.

(3) Mark W. Blackman has been a director of NYMAGIC since 1989 and employee of NYMAGIC since June 2002. He is currently the Chief Underwriting Officer of NYMAGIC. He is the brother of John N. Blackman, Jr. and a son of Louise B. Tollefson. Mark W. Blackman is a party to the voting agreement.

(4) John N. Blackman, Jr., a member and co-manager of Blackman Investments, LLC, has been a director of NYMAGIC since 1989. He is the brother of Mark W. Blackman and a son of Louise B. Tollefson. John N. Blackman, Jr. owns options to purchase 2,500 shares of common stock that are exercisable within 60 days of October 15, 2003 and is also a co-trustee of the Blackman Charitable Remainder Trust, which owns 100,000 shares of common stock. If these shares were deemed included as shares owned by this selling shareholder, the percent of common stock owned by this selling shareholder set forth in the last column would be 11.05%. Blackman Investments LLC is a party to the voting agreement. John N. Blackman, Jr. is a party to the voting agreement, as trustee of the Blackman Charitable Remainder Trust, and his wife, Kathleen Blackman, is also a party to the voting agreement, as co-trustee of the Blackman Charitable Remainder Trust.

(5) Robert G. Simses is a trustee of the trusts and foundations listed as selling shareholders. Mr. Simses is a party to the voting agreement, as trustee of these trusts and foundations. Mr. Simses has been a director of NYMAGIC since 2001. Louise B. Tollefson owns 5,262 shares of common stock in her individual capacity. If those shares were deemed included as shares owned collectively with the shares owned by the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00, the Louise B. Blackman Tollefson Family Foundation dated 3/24/98, the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00, the information for this selling shareholder in this chart would be as follows:

                                                 SHARES OF COMMON STOCK TO BE
                                                  OWNED ASSUMING SALE OF ALL
                                                   SHARES AVAILABLE FOR SALE
                    MAXIMUM NUMBER OF SHARES     PURSUANT TO THIS REGISTRATION
SHARES OF COMMON   AVAILABLE FOR SALE PURSUANT   -----------------------------
  STOCK OWNED         TO THIS REGISTRATION           NUMBER         PERCENT
----------------   ---------------------------   --------------   ------------
   1,819,873                 650,000               1,169,873         12.05%

     Louise B. Tollefson was a director of NYMAGIC from 1989 to 2001. She is the mother of Mark W. Blackman and John N. Blackman, Jr.

(6) Mariner is party to a voting agreement as described under "Voting Agreement." The shares being offered by Mariner are shares issuable upon the exercise of options granted to Mariner pursuant to the voting agreement. Pursuant to the voting agreement, Mariner is entitled to nominate four candidates for director of NYMAGIC. The four current directors nominated by Mariner are William J. Michaelcheck, George R. Trumbull III, who serves as NYMAGIC's Chairman and Chief Executive Officer, A. George Kallop, who serves as NYMAGIC's Executive Vice President, and William D. Shaw, Jr, who serves as NYMAGIC's Vice Chairman. Mariner is also party to an investment management agreement as described under "Mariner Investment Management Arrangement." Mr. Michaelcheck, the majority owner of Mariner, owns options to purchase 2,500 shares of common stock that are exercisable within 60 days of October 15, 2003. If these shares were deemed included as shares owned by this selling shareholder, the percent of common stock owned by this selling shareholder set forth in the last column would still be less than 1%.

(7) Mariner is party to a voting agreement as described under "Voting Agreement." The shares being offered by William D. Shaw, Jr. and A. George Kallop are shares issuable upon the exercise of options granted to Mariner pursuant to the voting agreement. On April 4, 2002, Mariner entered into an agreement with each of Mr. Shaw and Mr. Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop. Mr. Shaw and Mr. Kallop are each directors of NYMAGIC. Mr. Shaw serves as NYMAGIC's Vice Chairman and Mr. Kallop serves as NYMAGIC's Executive Vice President. Mr. Shaw and Mr. Kallop are two of the four current directors of NYMAGIC nominated by Mariner pursuant to the voting agreement.

                              PLAN OF DISTRIBUTION

     NYMAGIC is registering the shares of common stock on behalf of the selling shareholders.

     A selling shareholder may sell its shares from time to time by any method permitted by the Securities Act of 1933. Each selling shareholder will act independently of NYMAGIC in making decisions with respect to the timing, manner and size of each sale.

     The shares of our common stock covered by this prospectus will be sold, if at all, by each of the selling shareholders named above or their respective pledgees, donees, transferees or other successors in interest and not by us.

     Each selling shareholder may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices and by a variety of methods, including the following:

     - on the New York Stock Exchange, in the over-the-counter market or on another national securities exchange (any of which may include crosses and block transactions);

     - in privately negotiated transactions;

     - through broker-dealers, who may act as agents or principals, including through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

     - in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - through one or more underwriters, dealers and agents, on a firm commitment or best effort basis, who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

     - through exchange distributions in accordance with the rules of the applicable exchange;

     - directly to one or more purchasers;

     - through agents;

     - through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

     - through short sales of the securities;

     - in any combination of the above; and

     - in any other lawful manner.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate in a resale.

     As mentioned above, a selling shareholder may enter into hedging transactions with a broker-dealer in connection with distributions of the shares or otherwise. In such transactions, a broker-dealer may engage in short sales of the shares in the course of hedging the positions it assumes with a selling shareholder. Each selling shareholder also may sell shares short and redeliver the shares to close out such short positions. A selling shareholder may enter into option or other transactions with a broker-dealer which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Each selling shareholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from a selling shareholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers or any selling shareholder may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because a selling shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, a selling shareholder may be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. In addition, each selling shareholder may transfer shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer. Selling shareholders may also sell common stock by any other legally available means. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and the selling shareholders. No period of time has been fixed within which the shares will be offered or sold.

     If required under applicable state securities laws, each selling shareholder will sell the shares only through registered or licensed brokers or dealers. In addition, certain states may require a selling shareholder to comply with notice requirements in connection with a sale of the shares.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling shareholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by a selling shareholder. NYMAGIC will make copies of this prospectus available to the selling shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     When a selling shareholder elects to make a particular offer of the shares which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation to the selling shareholder and any other required information.

     NYMAGIC will bear the costs, expenses and fees in connection with the registration of the shares. We are obligated to do so with respect to the shares owned by Conning under the terms of our Registration Rights Agreement with Conning dated January 31, 2003. We have also determined that it is in the Company's best interests to pay the costs, expenses and fees in connection with the registration of the shares of the other selling shareholders in order to enhance the liquidity of the common stock, which we believe is a benefit that will inure to all of our shareholders. At this time, the additional fees we will be paying with respect to the registration of shares owned by Blackman and Tollefson family members or their affiliates includes additional filing fees of $2,576 and there may be additional costs, fees and expenses which we may agree to pay in connection with offerings of such shares pursuant to this registration. Each selling shareholder will bear all commissions and discounts, if any, attributable to the sales of their respective shares.

     Agents, underwriters, dealers and remarketing firms may be entitled under agreements entered into with the selling shareholders and us to indemnification against some civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment to this prospectus or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

     Certain persons participating in the offering made hereby may, to the extent that the offering involves a firm commitment underwriting, engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including over-allotment, stabilizing and short-covering transactions in the common stock and the imposition of a penalty bid, in connection with the offering made hereby.

                                    EXPERTS

     The consolidated financial statements and schedules of NYMAGIC, INC. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of common stock has been passed upon for NYMAGIC by Paul J. Hart, Esq., General Counsel of NYMAGIC. Additional legal matters may be passed upon for any underwriters, dealers or agents by counsel which we will name in the applicable prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about NYMAGIC. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, NYMAGIC files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You can read and copy any of this information in the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like NYMAGIC, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for documents filed by NYMAGIC under the Exchange Act is 001-11238.

     NYMAGIC common stock is listed on the New York Stock Exchange and its stock symbol is "NYM." You can inspect reports, proxy statements and other information concerning NYMAGIC at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

     The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

     - NYMAGIC's Annual Report on Form 10-K for the year ended December 31, 2002 (File no. 001-11238);

     - NYMAGIC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File no. 001-11238);

     - NYMAGIC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as amended by Form 10-Q/A filed on September 23, 2003 (File no. 001-11238); and

     - the description of the common stock included in the Registration Statement on Form 8-A, dated July 2, 1992, filed under Section 12 of the Exchange Act (File no. 001-11238).

     All documents filed by NYMAGIC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

     If the above documents and this prospectus contain conflicting information, the information in the latest filed document or, if applicable, this prospectus should be considered correct.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

                                 NYMAGIC, INC.
                          919 Third Avenue, 10th Floor
                            New York, New York 10022
                            Attention: Paul J. Hart
                                 (212) 551-0600

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                                2,000,000 SHARES
                                 NYMAGIC, INC.
                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT

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                         KEEFE, BRUYETTE & WOODS, INC.

                            FRIEDMAN BILLINGS RAMSEY

                              FERRIS, BAKER WATTS
                                  Incorporated

                               December 11, 2003

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